UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32241

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Freescale Semiconductor, Inc.

6501 William Cannon Drive West

Austin, Texas 78735

REQUIRED INFORMATION

The following financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, signature and exhibits are filed for the Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan:

Exhibits

23 Consent of Independent Registered Public Accounting Firm

Freescale Semiconductor, Inc.

401(k) Profit Sharing Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

Profit Sharing Committee

Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005 and for the period from the date of inception, December 2, 2004, through December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 and for the period from the date of inception, December 2, 2004, through December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2005 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Austin, Texas

June 29, 2006

Freescale Semiconductor, Inc.

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

(In thousands)	December 31, 2005	December 31, 2004
Investments:
Investments, at fair value	$1,058,137	$3,906
Investments, at contract value	109,320	200
Participant loans	25,360	—

Total investments	$1,192,817	$4,106

Cash, non-interest bearing	$534	$—

Receivables:
Participants’ contributions	$1,600	$1,493
Company contributions	5,982	2,548
Due from broker for securities sold	3,157	—
Interest and dividend income	1,089	1

Total receivables	$11,828	$4,042

Liabilities:
Due to broker for securities purchased	$(6,952)	$(1,499)
Administrative expenses payable	(332)	(52)

Total liabilities	$(7,284)	$(1,551)

Net assets available for benefits	$1,197,895	$6,597

See accompanying notes.

Freescale Semiconductor, Inc.

401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

(In thousands)	Year Ended December 31, 2005	Period from Date of Inception, December 2, 2004, to December 31, 2004
Additions:
Investment income:
Net appreciation in fair value of investments	$75,772	$38
Interest and dividend income	26,180	4

Net investment income	$101,952	$42

Contributions:
Participants	$74,455	$3,159
Company	42,132	3,448
Rollovers	18,816	—

Total contributions	$135,403	$6,607

Total additions	$237,355	$6,649

Deductions:
Administrative and other expenses	$(2,837)	$(52)
Benefits paid	(46,899)	—

Total deductions	$(49,736)	$(52)

Transfer in from the Motorola Plan	$1,003,679

Net increase in net assets available for benefits	$1,191,298	$6,597
Net assets available for benefits at beginning of period	6,597	—

Net assets available for benefits at end of period	$1,197,895	$6,597

See accompanying notes.

Freescale Semiconductor, Inc.

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2005 and 2004

1. Description of Plan

General

The Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan covering substantially all domestic employees of Freescale Semiconductor, Inc. (the “Company”). Subject to certain limitations, as described below, employees become eligible to contribute to the Plan immediately upon employment. The Plan is designed to qualify as a profit sharing plan under section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and to meet the requirements set forth in section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is intended to qualify as an individual account plan which permits each participant to exercise control over certain assets of the Plan pursuant to Section 404(c) of ERISA. The following brief description of the Plan is provided only for general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

The Company was incorporated in Delaware on December 3, 2003 in preparation for the contribution and transfer by Motorola, Inc. (“Motorola”) of substantially all of its semiconductor businesses’ assets and liabilities to the Company (the “Contribution”) and an initial public offering (“IPO”) of Company Class A common stock. The Company completed the Contribution in the second quarter of 2004 and the IPO on July 21, 2004. Prior to the IPO, the Company was a wholly owned subsidiary of Motorola. Subsequent to the IPO, the Company had two classes of common stock outstanding, Class A and Class B common stock. All of the Company’s Class B shares were held by Motorola until Motorola distributed its remaining ownership interest in the Company by means of a special dividend to Motorola’s stockholders (the “Distribution”) on December 2, 2004. This Plan became effective on December 2, 2004, the date of the Distribution (the “Effective Date”), for the benefit of the Company’s employees.

Pursuant to the terms of the “Employee Matters Agreement” between the Company and Motorola, Motorola and the Company transferred participant’s investments from the Motorola 401(k) Profit Sharing Plan (the “Motorola Plan”) to the Plan for Company employees who previously participated in the Motorola Plan and were eligible employees of the Company at the time of the Distribution.

The Plan year for the period presented is for the year ended December 31, 2005, and for the period from December 2, 2004 to December 31, 2004. The majority of the activity in the period presented consists of employee and employer contributions to the Plan, and the earnings thereon, and the transfer of assets from the Motorola Plan to the Plan in January 2005.

Administration of the Plan

The Company created a Profit Sharing Committee (“the Committee”) responsible for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions. The Committee is also responsible for the management and control of Plan assets. In addition, the Company has retained the services of a third-party independent fiduciary to monitor the appropriateness of the investment of the Plan assets in Company Class A and Class B common stock. The Company is the plan sponsor, as defined by ERISA. The recordkeeping services with respect to the Plan have been out-sourced to a third party administrator. The Northern Trust Company (the “Trustee”) is the Plan’s trustee and holds substantially all of the investments.

Eligibility

Full-time employees are eligible to participate on the Effective Date or their date of hire, if later. Individuals who provide service to the Company under an independent contractor, consultant or employee leasing agreement, or who are classified as a leased employee or contract laborer are not eligible to participate in the Plan. Employees with no U.S. source income are excluded from participation and any employee whose employment is governed by a collective bargaining agreement is excluded from participation, unless the agreement specifies that the employee is eligible for the Plan. Part-time employees are eligible to participate the first day of the month coincident with or next following the date on which the employee becomes a full-time employee or completes one year of service.

Contributions

A participant may elect to contribute on a before-tax basis up to 30 percent (30%) of the participant’s compensation (as defined by the Plan), up to the annual deferral limit set by the Code. The annual deferral limit as set by the Code was $14,000 and $13,000 in 2005 and 2004, respectively. An employee hired on or after the Effective Date who is eligible to become a participant in the Plan, but who fails to make a deferral election, was or will be deemed to have elected to make elective deferrals in an amount equal to the greater of five percent (5%) of compensation or the actual deferral rate in effect for the participant under the Motorola Plan immediately prior to the Effective Date, if applicable.

In addition, all eligible employees who are or have attained age 50 before the close of a Plan year are eligible to make catch-up contributions for such Plan year in accordance with, and subject to the limitations as set by the Code. The catch-up contribution limit as set by the Code was $4,000 and $3,000 in 2005 and 2004, respectively.

Participants may rollover amounts from other companies’ qualified plans, conduit and traditional individual retirement accounts, individual retirement annuities, Section 403(b) annuities and Section 457 governmental plans.

The Company makes matching contributions to participants equal to one dollar for each dollar of participant deferrals up to five percent (5%) of the participant’s compensation for the period. If during the Plan year the total matching contribution made on behalf of a participant does not equal the maximum amount of matching contribution required, and the participant satisfies certain specified requirements, the Company will within 30 days after the Plan year-end, make a lump sum contribution to the participant’s account equal to the difference between the required matching contribution and the amount actually made. The lump sum matching contribution was $3.3 million for the year ended December 31, 2005 and is included in the Company contributions receivable amount shown on the statement of net assets available for benefits. There was no lump sum matching contribution required for the period from inception, December 2, 2004, to December 31, 2004.

Certain participants’ 2004 employer matching contributions were remitted to the Plan’s trust in 2005. These matching contributions of $0.1 million are included with the Company contributions receivable amount shown on the statement of net assets available for benefits for the period from inception, December 2, 2004, to December 31, 2004 and are not considered prohibited transactions.

The Company may, in its sole discretion, elect to make profit-sharing contributions to the Plan which, if made, will be allocated to participants’ accounts as described in the Plan document. For the year ended December 31, 2004, the Company approved profit-sharing contributions totaling $1.6 million. There were no approved profit-sharing contributions for the year ended December 31, 2005.

For each Plan year beginning January 1, 2005 and ending no later than December 31, 2009, the Company is obligated to make a supplemental contribution on behalf of each employee who immediately prior to the Effective Date had attained at least age 40, was an active participant in the Motorola Pension Plan with 10 or more years of service under the terms of the Motorola Pension Plan, was not a highly compensated employee on the Effective Date, and is employed by the Company at the end of such year. The amount of the supplemental contribution will be equal to a percentage of compensation as set forth in the Plan agreement based on the Participant’s age and years of service under the Motorola Pension Plan immediately prior to the Effective Date. The supplemental contribution was $1.7 million for the year ended December 31, 2005 and is included in the Company contributions receivable amount shown on the statement of net assets available for benefits.

Benefits

Participants are eligible for a distribution of Plan benefits upon termination of service, whether voluntary or involuntary or due to disability, retirement, death. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution or monthly installment payments, or may request that the Company make a direct transfer to another eligible retirement plan.

Partial distributions (with a minimum of $5,000) are made available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70 (although this requirement applies to beneficiaries). Additionally, in-service withdrawals of employee contributions are extended to participants who have attained age 59- 1/2. Participants who have attained 70- 1/2 may make in-service withdrawals of employer contributions. A Participant who made a rollover contribution to the Plan may withdraw all or any portion of his/her rollover contribution amounts at any time. A Participant may not take more than one in-service withdrawal in any six-month period, and the minimum withdrawal is $200. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan agreement. Participants who terminate employment with the Company for any reason, and have a vested account balance of $1,000 or less will have their account balance distributed in the form of a lump-sum distribution.

A Participant who has attained the age of 70- 1/2 and who is an employee of the Company may withdraw all or any portion of his/her account subject to IRS minimum distribution requirements. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal is $200.

A Participant who is an employee of the Company and who has made a rollover transfer into the Plan may withdraw all or any portion of his/her rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal is $200.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions, Company contributions and/or all or part of their account balances among any of the Plan’s 11 investment alternatives including Company Class A common stock, seven mutual funds, two common collective trust funds, one diversified portfolio fund that invests in a variety of common stocks, and three synthetic guaranteed investment contracts. In 2005, the Plan also made available to Plan participants a self-directed brokerage account, in which participants may invest in a broad array of stocks, bonds and equity-based mutual funds. The Plan also utilizes a short term investment fund to facilitate the Plan transactions. Participant contributions in the Company’s Class A common stock are limited to 25 percent (25%) of a participant’s total contribution amount. Participants who previously participated in the Motorola Plan may elect to hold investments in Motorola common stock for two years after the Effective Date (or such later date as may be permitted by the Committee) in order to provide participants with an opportunity to liquidate their investments in Motorola common stock in an orderly fashion.

Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals, and Company matching, profit sharing and supplemental contributions, and allocation of investment income or loss, net of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants’ interests in their elective deferrals, Company matching contributions, profit sharing contributions and supplemental contributions and related earnings are fully vested and nonforfeitable at all times.

Administrative and Other Expenses

The expenses necessary to administer the Plan are paid out of Plan assets or by the Company. Administrative costs paid for by the Company are not included in the accompanying financial statements.

Participant Loans

Effective January 17, 2005, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Loan terms may range from one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable interest rate commensurate with local prevailing rates as determined quarterly by the Committee. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the Committee determines the interest rate is not reasonable. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged for loans. As of December 31, 2005, 4,047 loans were outstanding with interest rates ranging from 4.45% to 10.30% and maturity dates through April 22, 2016.

Voting Rights

Each participant is entitled to direct the manner in which the shares (including fractional shares) of Company common stock and Motorola common stock in his or her account are to be voted. The Trustee votes such shares in accordance with the directions of the participant. If the participant does not instruct the Trustee with regard to a voting direction, these shares are voted proportionately in the same manner as the Trustee votes shares as to which the Trustee has received voting instructions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition

Investments in equity securities and mutual funds are carried at fair value, as determined by the Trustee based on quoted market prices. The fair value of common/collective trusts is based on the fair value of the underlying securities as determined by the issuer.

The Plan’s investment in the NTGI-QM Collective Daily S&P 500 Equity Index Fund-SL and the Morgan Stanley Institutional International Equity Class A Fund – SL may participate in the Trustee’s securities lending program. Under the program, securities held by these two funds are loaned by the Trustee to certain approved brokers. The brokers generally provide cash as collateral against the loans in amounts ranging from approximately 102% to 105%. The collateral is invested in short-term investment funds managed by the Trustee.

The Plan invests in synthetic investment contracts (the “SIC”). The contract value of the SIC represents fair value of the underlying asset plus the value of the wrapper contract associated with the underlying asset. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yield was 4.28% and 4.49% for 2005 and 2004, respectively. The crediting interest rate was 4.32% and 4.6% for 2005 and 2004, respectively. For the SIC, the rate is based on a formula which consists of the yield to maturity, duration, the book and market values and wrapper fees. The rate for the SIC is periodically reset, usually quarterly, and cannot be reset below 0%.

Net appreciation (depreciation) in fair value of investments includes gains and losses on investments sold during the year as well as appreciation and depreciation of investments held at the end of the year.

The purchase and sale of securities is recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned.

Contributions

Participant contributions are accrued when the participants’ salary deferrals are made. Employer contributions are accrued for the year to which compensation and salary deferrals were earned and made.

Benefit Payments

Benefits are recorded when paid.

3. Investments

During the period ended December 31, 2005 and 2004, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as determined by quoted redemption or market prices as follows:

(In thousands)	Net Appreciation in Fair Value of Investments
	2005	2004
Mutual funds	$6,456	$24
Freescale Semiconductor, Inc. Class A Common Stock	6,248	7
Freescale Semiconductor, Inc. Class B Common Stock	6,072	—
Other Common Stock	51,123	5
Common collective trust funds	5,873	2

	$75,772	$38

Investments that represent 5% or more of the Plan’s assets as of December 31, 2005 and 2004 are as follows:

(In thousands)	December 31, 2005
Motorola, Inc. Common Stock	$125,490
PIMCO Moderate Duration Fund Class I	126,042
NTGI-QM Collective Daily S&P 500 Equity Index Fund - SL	97,892
Julius Baer International Equity Class I	75,738

(In thousands)	December 31, 2004
Clipper Focus PBHG Fund	$824
PIMCO Moderate Duration Fund Class I	700
Calamos Growth Fund Class I	411
Wells Fargo Advantage Small Cap Value Class Z	396

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Code and ERISA.

5. Income Tax Status

The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan has satisfied the qualification requirements of section 401(a) of the Code and that the related trust is exempt from federal income taxes under the provisions of section 501(a) of the Code. The Plan has applied for a determination letter from the Internal Revenue Service with respect to the qualified and exempt status of the Plan and its related trust, respectively.

6. Related Party Transactions

Certain Plan investments are managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in Company Class A and Class B common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total investments and total liabilities per the financial statements as of December 31, 2004 to the Form 5500:

(In thousands)	December 31, 2004
Total investments per the financial statements	$4,106
Less: Investments recorded on trade date basis	(1,499)

Total Investments per the Form 5500	$2,607

Total liabilities per the financial statements	$1,551
Less: Due to broker for securities purchased	(1,499)

Total liabilities per the Form 5500	$52

There were no reconciling items between the financial statements and the Form 5500 as of December 31, 2005.

8. Delinquent Participant Contributions

As reported on schedule H, line 4a, – schedule of delinquent participant contributions for the year ended December 31, 2005, certain participant loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2005. On June 29, 2006, the Company remitted $51 of earnings on the delinquent participant loan repayments.

9. Recent Accounting Pronouncements

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (FSP), which (a) describes the limited circumstances in which the net assets of a fund shall reflect the contract value of certain investments that it holds, and (b) provides a definition of a fully benefit-responsive investment contract. The FSP also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. The FSP is effective for financial statements for annual periods ending after December 15, 2006, with earlier adoption permitted. The Plan will retroactively adopt the FSP for the plan year ending December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to include enhanced financial statement presentation and disclosure requirements.

Freescale Semiconductor, Inc.

401(k) Profit Sharing Plan

Employer Identification Number 20-0443182

Plan Number 001

Schedule H, Line 4a– Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2005

(a) Identify of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4(a)	(e) Lost interest
Freescale Semiconductor, Inc.	Plan sponsor	2005 loan repayments not deposited to Plan in a timely manner. Interest rate various.	$926	$51

It was noted that there were unintentional delays by the Company in submitting loan repayments in the amount of $926 to the Trustee. On June 29, 2006, $51 of earnings on the delinquent participant loan repayments were remitted to the Trustee.

See accompanying report of independent registered public accounting firm.

Freescale Semiconductor, Inc.

401(k) Profit Sharing Plan

Employer Identification Number 20-0443182

Plan Number 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Current Value
Cash:
USD – United States Dollar	$921,553

Mutual Funds:
Allianz Funds NFJ Dividend Value Fund Institutional Class	$5,152,201
Calamos Growth Fund Class I	4,834,106
Julius Baer International Equity Class I	75,737,627
Morgan Stanley Institutional International Equity Class A - SL	58,823,030
Oakmark Equity & Income Fund Class I	53,903,786
PIMCO Moderate Duration Fund Class I	126,041,898
Wells Fargo Advantage Small Cap Value Class Z	3,047,190

Total Mutual Funds	$327,539,838

Common Stock:
24/7 Real Media Inc	$803,597
3M Company	8,102,624
ABM Industries Inc	428,867
ACCO Brands	394,572
Adaptec Inc	690,369
Aeroflex Inc	436,420
Agilent Technologies Inc	344,551
Agnico Eagle Mines	495,658
Airtran Holdings Inc	191,333
Akamai Technologies Inc	800,555
Alcon Inc	605,879
Allegheny Technologies Inc	960,858
Allergan Inc	375,160
Allied Waste Industries Inc	455,135
Alltel Corp	1,836,209
Altria Group Inc	2,009,967
Amazon	1,236,509
Amerada Hess	519,962
America Movil S A DE C V	817,086
American Express	7,982,733
American Financial Realty	111,528
American International Group Inc	1,473,768
Amgen Inc	11,418,928
AMN Healthcare Services Inc	627,174
Anadarko Petroleum	890,650
Anheuser Busch	1,885,944
Apex Silver Mine	585,406
Apple Computer Inc	1,630,106
Aquantive Inc	615,644
AR Best	348,348
Argonaut Group Inc	277,562
Armor Holdings Inc	204,848

Aspen Tech Inc	839,083
Bank of America Corp	1,938,300
Bank of New York Inc	1,264,445
Bard C R Inc	510,880
Barr Pharmaceuticals Inc	454,717
Barrett Bill Corp	764,876
BE Aerospace Inc	882,511
Bearingpoint Inc	317,151
Bed, Bath and Beyond Inc	5,971,980
Berkshire Hathaway Inc	4,342,380
Beverly Enterprises Inc	683,839
Bioscrip Inc	556,738
Bisys Group Inc	657,419
BJ Services	344,698
Black & Decker	747,856
Brigham Exploration	515,610
Broadcom	792,120
Buckeye Technologies Inc	946,076
Bucyrus International Inc	292,187
Build-A-Bear Workshop Inc	735,778
C D I Corp	106,175
Cadence Design Systems Inc	365,472
CAE Inc	724,876
Calgon Carbon	236,505
California Pizza Kitchen Inc	213,980
Cap 1 Financial	1,183,680
Caraustar Industries Inc	722,574
Cardinal Health Inc	1,230,625
Carpenter Tech	76,037
Casella Waste Systems Inc	1,593,634
Caseys General Stores Inc	525,760
CBRL Group Inc	572,066
Cendant	1,424,850
Checkfree	362,610
Ches Corp	90,334
Chevron	1,941,534
Chicago Branding & Iron	1,387,735
Chicago Mercantile Exchange Holdings Inc	477,737
Chicos Fashions Inc	751,203
Cincinnati Bell Inc	1,226,166
Cisco Systems Inc	8,144,412
CIT Group Inc	403,884
Citigroup Inc	1,533,548
Citrix Systems Inc	415,152
Coach Inc	383,410
Coca Cola	4,107,589
Cognizant Technology Solutions	550,074
Coherent Inc	162,943
Coinstar Inc	1,140,439
Colonial Bancgroup Inc	130,962
Comcast	1,586,156
Community Bancorp	101,626
Community Health Systems Inc	337,392
Comstock Res Inc	147,974
Conagra Foods Inc	1,827,228
Conceptus Inc	465,013
Consol Enegry Inc	303,087
Constar International Inc	165,585
Corrections Corporation of America	174,479

Countrywide Financial	1,268,449
Covenant Transport Inc	240,386
Cox Radio Inc	1,096,480
Crane	180,406
Crawford & Co	433,405
Cray Inc	187,571
Credence Systems	266,018
Cross Country Healthcare Inc	158,064
CTS Corp	215,394
CV Therapeutics Inc	339,667
Dade Behring Holdings Inc	398,678
Darling International Inc	580,811
Del Monte Foods	353,838
Dell Inc	7,626,457
Deluxe Corp	1,799,358
Digital Insight Corp	715,012
DirecTV Group Inc	1,204,436
Discovery Partners International Inc	121,547
Distributed Energy Systems	193,545
Donegal Group Inc	95,981
Dow Chemical	1,862,350
Dril-Quip Inc	526,434
DTE Energy	1,921,955
Duratek Inc	376,236
Dycom Industrial Inc	348,150
E*Trade Financial	913,668
Earthlink Inc	146,930
Ebay Inc	893,113
EGL Inc	55,228
Eldorado Gold	454,339
Electronic Data Systems	769,280
Electronic Rent Corp	568,071
Embarcadero Technologies Inc	389,080
EMC Insurance Group Inc	127,716
Emcore Corp	731,306
Emulex Corp	371,063
Encore Wire	203,930
Endologix Inc	627,420
Endurance Specialty Holdings	260,809
Equifax Inc	359,289
Evans & Sutherland Computer Corp	117,306
Expedia Inc	661,296
Express Scripts Inc	1,049,595
Fedex	1,550,850
Felcor Lodging Tr	232,504
FHLMC	1,346,210
Flagstar Bancorp Inc	342,360
Fleetwood Enterprises Inc	221,744
Flowserve Corp	881,199
FNMA	1,293,465
Foot Locker Inc	133,118
Fores Oil	291,830
Foster Wheeler	928,642
Franklin Res Inc	775,583
Freds Inc	188,325
Freeport McMoran Copper & Gold	2,028,260
* Freescale Semiconductor, Inc. - Class A	31,539,744
* Freescale Semiconductor, Inc. - Class B	17,002,411
Gasco Energy Inc	888,483

Genesis Healthcare	290,747
Gentiva Health Services Inc	225,817
Genzyme	392,829
Geo Group Inc	334,205
Gevity HR Inc	410,877
Gilead Sciences Inc	399,988
Glamis Gold	815,029
Glaxosmithkline PLC	1,983,864
Global Industries	2,124,709
Global Power Equipment Group Inc	173,907
Goldcorp Inc	466,766
Google Inc	1,006,036
Graftech International	345,577
Grey Wolf Inc	202,781
GTECH Holdings	1,177,554
Gulf Island Fabrication Inc	319,798
Gymboree Corp	82
Hancock Fabrics Inc	197,192
Harley Davidson Inc	4,694,086
Harmony Gold Mng	252,100
Harris Corp	489,024
Healthcare Services Group Inc	156,257
Helen Troy	281,120
Helmerich & Payne Inc	166,228
Hercules Inc	246,001
Hershey Co	5,852,356
Hilton Hotels	362,253
Homestore Inc	576,719
IAC/INTERACTIVECORP	840,807
Identix Inc	570,957
IDX Systems Corp	428,484
Ingles Markets Inc	424,678
Input/Output Inc	207,055
Internet Capital Group Inc	560,992
Intertape Polymer Group Inc	569,999
Interwoven Inc	586,155
IPSCO Inc	134,013
ITT Education Services Inc	438,892
Jarden Corp	264,566
JDA Software Group Inc	93,521
Jefferson-Pilot Corp	2,009,629
Jetblue Airways	753,697
Johnson & Johnson	9,042,045
Journal Communications Inc	505,757
Joy Global Inc	834,000
JPMorgan Chase & Co	2,000,376
Juniper Networks Inc	240,840
Keane Inc	443,428
Kemet Corp	162,292
Key Energy Services Inc	634,976
Keycorp	3,849,517
Keyspan Corp	2,059,313
KFORCE Inc	325,995
Kimberly-Clark Corp	1,968,450
Kinross Gold	917,156
KMG America Corp	315,563
Knight Capital Group Inc	588,277
Leap Wireless International Inc	837,408
Lear Corp	831,032

Liberty Midia Corp	1,415,026
Lightbridge Inc	344,947
Limited Brands	1,966,800
Lincoln National	1,999,231
Loews Corp	348,574
Lyondell Chemical	1,781,736
Manitowoc Inc	773,388
Manor Care Inc	55,081
Marathon Oil Corp	4,084,990
Marketaxess Holdings Inc	440,569
Marriott International Inc	376,706
Marvel Entertainment Inc	671,580
Marvell Technology Group Inc	580,532
Masco Corp	1,932,160
Matrix Service Co	457,462
Maverick Tube Corp	1,112,094
McDermott International Inc	245,898
McGraw Hill Companies Inc	9,443,127
McMoran Exploration Co	574,101
Medtronic Inc	13,036,727
MEMC Electronic Materials Inc	354,720
Merck & Co. Inc	4,160,748
Mercury General Corp	304,180
Meridian Gold	241,357
Microsoft Corp	10,423,390
Midland Co	800,737
Millicom International Cellular	970,622
Mobius Management Systems Inc	256,402
Morgan Stanley	1,963,204
Motorola, Inc	125,489,664
MPS Group Inc	1,554,874
MRV Communications Inc	409,153
Nabors Industries	528,356
Net Bank Inc	437,801
Net2Phone Inc	57,991
Newfield Exploration	481,924
Newpark Resources Inc	1,004,423
Newport Corp	53,456
NGAS Res Inc	665,815
North Pointe Holdings Corp	424,040
Northern Orion Res	441,012
Northrop Grumman Corp	2,396,886
Noven Pharmaceuticals Inc	226,042
Nuance Communications Inc	240,302
Nvidia Corp	458,280
Nymagic Inc	215,177
Occidental Pete Corp	2,454,313
Oceaneering International Inc	287,480
Office Depot Inc	427,040
OM Group Inc	1,248,595
Omnicell Inc	187,870
Omnivision Technologies Inc	540,417
On Assignment Inc	552,319
Oracle	7,702,495
Orasure Technologies Inc	312,731
Oregon Steel Mills Inc	474,545
OSI Systems Inc	239,622
Palomar Medical Technologies Inc	749,510
Panera Bread Co	371,092

Parker Drilling Co	752,398
Paychex Inc	317,349
Payless Shoesource Inc	91,364
Pepsico Inc	10,641,785
Perini Corp	572,167
Perot Systems Corp	679,074
Per-se Technologies Inc	371,601
Pete Helicopters Inc	413,299
Petrochina Co Ltd	2,049,000
Petroleo Brasileiro Sa Petrobras	2,081,084
Petroquest Energy Inc	208,027
Pfizer Inc	6,482,727
Playtex Products Inc	1, 413,478
PMA Capital Corp	456,573
Polyone Corp	353,663
Potash Corp Sask Inc	276,759
Powerwave Technologies Inc	714,976
Precision Castparts Corp	942,942
Prestige Brands Holdings Inc	240,813
Pride International Inc	312,359
Principal Financial Group Inc	341,496
Progress Energy Inc	1,906,128
Protein Design Labs Inc	336,777
PSS World Medical Inc	360,039
Quanta Capital Holdings	835,202
Quanta Services Inc	976,305
R H Donnelley Corp	499,861
Railamerica Inc	505,694
Randgold Res Ltd	227,433
Range Res Corp	1,409,427
Readers Digest Association Inc	900,644
Red Hat Inc	386,127
Regions Financial	3,931,816
Remington Oil & Gas	304,921
Rent-A-Center Inc	952,430
Reynolds American Inc	2,125,859
Richardson Electronics	254,581
Roanoke Electric Steel	164,610
Robbins & Myers Inc	84,453
Rockwell Automation	411,162
Royal Group Technologies	191,700
RPM International Inc	837,234
Sanderson Farms Inc	267,840
Sandisk Corp	986,274
Sanofi-Aventis	1,237,980
SBA Communications	834,141
Seabright Insurance Holdings Inc	382,490
Seagate Technology Holdings	2,600,699
Sempra Energy Inc	1,986,412
Sharper Image	180,434
Shaw Group Inc	584,901
Sify Ltd	396,612
Silicon Storage Technology Inc	332,709
Silver Wheaton	222,539
Sinclair Broadcast Group Inc	1,106,300
Sirf Technology Holdings Inc	357,600
Source Interlink Companies Inc	202,773
Spectrum Brands Inc	401,630
Sprint Nextel Corp	283,824

St. Paul Travelers Corp	1,876,140
Stamps.com Inc	490,980
Stanley Works	1,979,248
Stats Chippac Ltd	259,862
Steel Dynamics Inc	313,624
Stewart Enterprises Inc	1,237,138
Symbol Technologies Inc	509,467
Synovis Life Technologies Inc	158,624
Telesystem International Wireless Inc	293
Tellabs Inc	394,035
Tetra Tech Inc	81,985
Thestreet.com Inc	326,722
Thomas & Betts Corp	727,058
Tidewater Inc	1,120,392
Tier Technologies Inc	343,116
Too Inc	166,721
Transglobe Energy	121,216
Triquint Semiconductor Inc	133,456
Tyco International	1,497,834
U.S. Concrete Inc	120,349
United Mobile Homes	128,778
United Parcel Service Inc	6,120,968
United Rentals Inc	1,542,571
Unitedhealth Group Inc	401,549
Unova Inc	551,819
Urban Outfitters Inc	310,680
V.F. Corp	1,925,832
Valero Energy Corp	705,372
Valueclick Inc	782,697
Verizon Communications	1,840,332
Virco Mfg	208,038
Wal-Mart Stores Inc	1,638,000
Washington Mutual Inc	4,054,200
Waste Management Inc	1,314,155
Wausau Paper	353,841
Weatherford International	816,310
Weight Watchers International Inc	516,544
Wellman Inc	409,699
Wellpoint Inc	365,039
Werner Enterprises Inc	161,225
Western Digital	418,725
W-H Energy Services Inc	399,463
Whirlpool	4,037,232
Whole Foods Market Inc	441,123
Willbros Group Inc	210,319
XL Capital	1,138,722
XM Satellite Radio Holdings Inc	302,808
Yamana Gold Inc	1,008,396

Total Common Stock	$574,042,173

Common Collective Trust Funds:
* Collective Short-Term Investment Fund .	$22,917,611
* NTGI-QM Collective Daily S&P 500 Equity Index Fund - SL	97,892,248

Total Common Collective Trust Funds	$120,809,859

Real Estate Investment Trusts:
Affordable Residential Communities Inc.	$301,577
Duke Realty	1,917,160
Government Properties Trust Inc.	226,115

Meristar Hospitality Corp	263,970
Saxon Capital Inc.	819,726

Total Real Estate Investment Trusts	$3,528,548

Brokerage Account:
Harris Direct	$31,294,900

Participant Loans; maturity dates through 4/22/2016; 4.45% to 10.30%	$25,359,639

Synthetic Guaranteed Investment Contracts:
Deutsche Asset Management/Ageon MDA 00685TR	$775,703
FNMA Nt; 1/15/2009; 5.25%	256,610
FNMA Nt; 915/2009; 6.63%	16,997
FNMA Nt; 12/15/2008; 3.38%	277,397
FHLMC Nt; 7/12/2010; 4.13%	77,857
FHLMC Nt; 1/18/2011; 4.75%	295,473
FNA 2002-M1 C; 2/25/2016, 6.17%	3,908
Fannie Mae Nt; 12/15/2010; 4.75%	546,443
Freddie Mac Nt; 10/18/2010; 4.13%	361,390
FHLMC Global Nt; 3/15/2009; 5.75%	172,089
FNMA Global Note; 6/15/2009; 6.38%	180,096
AT&T Inc Nt; 11/15/2010; 5.30%	22,326
SLM Corp Nt; 1/15/2009; 4.00%	21,920
SLM Corp Nt; 1/15/2010; 4.00%	14,445
SLM Corp Nt; 7/26/2010; 4.50%	51,544
CMFUN 1999-1 A2; 8/15/2031; 7.44%	159,074
CMAC 1999-C1 A2; 6/15/2031; 7.03%	184,432
Keycorp Nts; 5/21/2009; 4.70%	14,759
Keyspan Corp; 11/15/2010; 7.63%	33,053
MSC 2005-IQ9 A2; 7/15/2056; 4.30%	135,446
MSC 2005-T17 A3; 12/31/2041; 4.28%	51,847
MSC 2005-T19 A2; 6/12/2047; 4.73%	78,968
SBM7 2000-C2 A2; 7/18/2033; 7.46%	137,855
Fed Farm Credit Bd; 7/17/2009; 4.13%	147,164
FUNBC 2000-C1 A2; 5/1/2032; 7.84%	195,312
LBUBS 2005-C2 A2; 4/15/2030; 4.82%	169,805
LBUBS 2004-C6 A2; 8/15/2029; 4.19%	172,432
MSC 1999-LIFE A2; 4/15/2033; 7.11%	47,277
BSCMS 2000-WF1 A2; 2/15/2032; 7.78%	48,421
BSCMS 2000-WF2 A2; 10/15/2032; 7.32%	164,178
FHR 2617 UM; 5/15/2015; 4.00%	38,717
FHR 2632 KT; 4/15/2015; 4.00%	38,632
FHR 2628 PV; 10/15/2016; 3.75%	38,436
FHR 2628 PX; 10/15/2016; 4.00%	38,725
FHR 2640 DL; 11/15/2016; 3.50%	15,522
FHR 2900 PB; 12/15/2017; 4.50%	287,093
FHR 2921 HB; 9/15/2022; 4.50%	141,139
MSDWC 2002-IQ2 A3; 12/15/2035; 5.52%	189,358
Tribune Co; 8/15/2010; 4.88%	14,643
BSCMS 2004-PWR5 A2; 7/11/2042; 4.25%	172,589
CVS Corp Nt; 9/15/2009; 4.00%	14,348
DLJCM 1999-CG2 A1B; 6/10/2009; 7.30%	178,995
GTE Corp Deb; 4/1/2009; 7.51%	23,883
IBM Corp Nt; 2/1/2009; 5.38%	15,331
IBM Corp Nt; 9/15/2009; 4.25%	14,631
IBM Corp Nt; 6/1/2009; 4.38%	43,820
US Bancorp Nt; 7/29/2010; 4.50%	29,516
Alcoa Inc Nt; 8/1/2010; 7.38%	49,814
Bank One Corp Nt; 8/1/2010; 7.88%	33,689

CIT Group Inc Nt; 4/1/2009; 3.38%	14,147
CIT Group Inc Nt; 11/3/2009; 4.13%	14,344
CIT Group Inc Nt; 2/1/2010; 4.25%	36,501
DESF 2001-1 A4; 3/1/2013; 6.19%	138,707
HSBC Fin Corp Bd; 4/15/2010; 4.75%	22,001
BECO 1999-1 A5; 3/15/2012; 7.03%	89,050
PERF 2005-1 A3; 9/25/2012; 4.14%	77,156
PECO 2000-A A3; 3/1/2010; 7.63%	48,752
PECO 2000-A A4; 3/1/2010; 7.65%	164,648
PECO 2001-A A1; 12/31/2010; 6.52%	16,961
VMF 2001-B A4; 6/7/2027; 6.62%	11,846
Bellsouth Corp Nt; 9/15/2009; 4.20%	50,744
CTRRB 2001-1 A5; 12/30/2011; 6.21%	101,994
ETRVM 2004-1 A4; 7/7/2021; 4.18%	32,282
Freddie Mac Global Nts; 12/15/2009; 4.00%	224,568
FNR 2003-84 PD; 1/25/2027; 5.00%	14,699
FNR 2005-38 CN; 10/25/2017; 5.00%	177,272
JP Morgan Chase; 3/15/2009; 3.50%	42,846
PNC Funding Corp; 3/10/2010; 4.50%	14,661
PEGTF 2001-1 A5; 3/15/2013; 6.45%	179,541
Bear Stearns Co Nt; 6/23/2010; 4.55%	28,953
Deere & Co Deb; 5/15/2010; 7.85%	41,462
Exelon Corp Nt; 6/15/2010; 4.45%	21,425
FUSAM 1998-6 C; 4/18/2011; 6.16%	15,136
HSBC Finance Sr Nt; 9/15/2010; 4.63%	14,639
Morgan JP & Co MTN; 1/15/2009; 6.00%	46,611
Sempra Energy; 5/15/2009; 4.75%	21,931
Target Corp Nt; 8/15/2010; 7.50%	16,718
Target Corp Nt; 6/15/2009; 5.38%	29,980
Wachovia Corp Nt; 6/1/2010; 4.38%	21,706
Amgen Inc Sr Nt; 11/18/2009; 4.00%	78,989
Citigroup Inc Nt; 3/15/2009; 6.20%	15,556
Citigroup Inc Nt; 7/29/2009; 4.25%	36,705
Citigroup Inc Nt; 2/22/2010; 4.13%	50,874
Citigroup Inc Nt; 8/3/2010; 4.63%	59,255
Clorox Co Sr Nt; 1/15/2010; 4.20%	14,566
Dow Chem Co Deb; 1/15/2009; 5.97%	15,617
Honeywell Inc Nt; 3/1/2010; 7.50%	57,976
Morgan Stanley Nt; 1/15/2009; 3.88%	43,703
Morgan Stanley Nt; 1/15/2010; 4.00%	43,345
Pfizer Inc Nt; 3/2/2009; 3.30%	18,570
United Tech Corp; 11/15/2010; 7.13%	24,401
Allstate Corp Sr Nt; 12/1/2009; 7.20%	39,894
American Express Nt; 6/17/2009; 4.75%	14,668
CIT Group Inc Sen Nt; 11/3/2010; 5.20%	29,806
Comcast Corp; 1/15/2010; 5.85%	7,706
CSFB 2005-C3 A2; 7/15/2037; 4.51%	173,503
Fedex Corp Nt; 4/1/2009; 3.50%	42,719
Genentech Inc Nt; 7/15/2010; 4.40%	29,540
HSBC Finance Corp Nt; 1/14/2011; 5.25%	44,442
KFW Gtd; 6/30/2009; 3.88%	79,448
Kroger Co Nt; 2/1/2010; 8.05%	16,496
Lehman Bros Hldg Nt; 7/26/2010; 4.50%	44,214
National City Bank; 3/15/2010; 4.50%	14,700
SBC Communcations Nt; 9/15/2009; 4.13%	72,050
Capital One Bank Nt; 9/15/2010; 5.75%	15,339
Capital One Bank Nt; 6/15/2009; 5.00%	22,061
Caterpillar Inc Bd; 6/15/2009; 4.50%	43,686
Emerson Elec Co Nt; 3/15/2009; 5.85%	15,444

Household Fin Corp Nt; 7/15/2010; 8.00%	25,477
Raytheon Co Nt; 3/1/2010; 8.30%	42,288
Sempra Energy Nt; 3/1/2010; 7.95%	41,448
Bear Stearns Co Inc Nt; 12/7/2009; 7.63%	16,152
Bear Stearns Co Inc Nt; 10/28/2010; 4.50%	21,755
Bear Stearns Co Inc Nt; 3/25/2009; 3.25%	14,106
Citigroup Inc Sr Nt; 2/9/2009; 3.63%	28,799
CCIMT 1999-2 B; 3/10/2011; 6.15%	20,843
Federal Farm Credit Bank Bd; 4/15/2009; 4.13%	58,377
GCCFC 2005-GG3 A2; 8/10/2042; 4.31%	253,650
GCCFC 2005-GG5 A2; 4/10/2037; 5.12%	192,871
HSBC Bank USA Sr Nt; 9/15/2009; 3.88%	43,133
JPMCC 2004-CBX A3; 1/12/2037; 4.18%	108,719
LB-UBS 2004-C8 A2; 12/15/2029; 4.20%	215,221
Safeway Inc Nt; 9/15/2009; 7.50%	32,133
Verizon Global Fdg Nt; 12/1/2010; 7.25%	48,244
WBCMT 2005-C17 A2; 3/15/2042; 4.78%	327,590
Wells Fargo & Co Nt; 4/1/2009; 3.13%	42,226
Wells Fargo & Co Nt; 1/15/2010; 4.20%	58,532
ARGF 2005-1 A3; 4/20/2010; 4.29%	214,674
BOIT 2004-B2 B2; 4/15/2012; 4.37%	33,584
EOP Operating LP Nt; 1/15/2009; 6.80%	31,744
EOP Operating LP Nt; 10/1/2010; 4.65%	50,578
First Data Corp Nts; 10/1/2009; 3.90%	28,334
GCCFC 2004-GG1A A3; 3/10/2009; 4.34%	159,600
Intl Paper Co Nt; 4/1/2010; 4.00%	7,032
JPMCC 2005-LDP1 A2; 3/15/2046; 4.63%	257,846
JPMCC 2005-LDP2 A2; 7/15/2042; 4.58%	86,958
JPMCC 2005-LDP3 A2; 8/15/2042; 4.85%	175,388
Kroger Co Sr Nt; 6/1/2009; 7.25%	15,687
Mellon Funding Corp Nt; 4/1/2009; 3.25%	7,082
Merrill Lynch & Co Nt; 2/8/2010; 4.25%	29,169
National City Bank Nt; 8/1/2009; 4.15%	14,625
PNC Funding Corp Sr Nt; 12/14/2010; 5.13%	28,381
Phillips Pete Co Nt; 5/25/2010; 8.75%	68,327
WM Wrigley Jr Co Nt; 7/15/2010; 4.30%	11,142
American Elec Pwr Nt; 3/15/2010; 5.38%	15,090
American General Fin Nt; 5/15/2009; 4.63%	22,015
American General Fin Nt; 10/1/2009; 3.88%	28,516
Bellsouth Cap Funding Nt; 2/15/2010; 7.7%	33,112
Boeing Cap Corp Sr Nt; 9/27/2010; 7.38%	49,501
Household Fin Corp Sr Nt; 2/1/2009; 5.88%	30,844
Int’l Paper Co Nt; 1/15/2009; 4.25%	14,592
Lehman Bros Holdings Nt; 8/15/2010; 7.88%	16,878
MBNA America Bank NA; 8/3/2009; 4.63%	14,903
Merrill Lynch & Co MTN; 1/15/2009; 4.13%	14,724
US Treasury Nt; 5/15/2010; 3.88%	25,723
US Treasury Bd; 7/15/2010; 3.88%	16,031
VMF 2002-A A4; 5/7/2026; 6.49%	12,916
AMXCA 2004-3 A; 12/15/2011; 4.35%	203,750
BankAmerica Corp Sr Nt; 2/15/2009; 5.88%	57,216
Caterpillar Inc Deb Nt; 9/15/2009; 7.25%	16,194
Caterpillar Finance Nt; 1/15/2009; 3.45%	7,185
CCIMT 1999-2 A; 3/10/2011; 5.88%	77,272
Constellat Energy GRP; 9/1/2009; 6.13%	7,754
Genworth Financial Inc Nt; 6/15/2009; 4.75%	7,318
Goldman Sachs Group Inc; 1/15/2009; 3.88%	29,140
HERTZ 2004-1A A4; 5/25/2009; 3.23%	135,832
Household Finance Corp Nt; 5/15/2009; 4.75%	36,666

Household Finance Corp Nt; 11/16/2009; 4.13%	42,915
Republic of Italy Nt; 5/15/2009; 3.25%	42,412
JPMorgan Chase & Co Nts; 10/2/2009; 3.80%	14,315
MBNAM 1999-B A; 8/15/2011; 5.90%	70,526
MBNAM 1999-J A; 2/15/2012; 7.00%	133,317
Marshall & Ilsley Bank Nt; 8/1/2009; 4.38%	14,742
St Paul Cos Inc Sr Nt; 4/15/2010; 8.13%	16,618
Sprint Cap Corp Gtd Nt; 5/1/2009; 6.38%	46,358
SunTrust Banks Inc Sub Nt; 5/1/2010; 7.75%	16,496
Viacom Inc Gtd Nt; 7/30/2010; 7.70%	49,152
Washington Mutual Inc Nt; 1/15/2009; 4.00%	21,848
Wells Fargo & Co Sr Nt; 8/9/2010; 4.63%	29,650
Abbott Laboratories Nt; 2/17/2009; 3.50%	21,596
Bank of America Corp Nt; 10/1/2010; 4.25%	14,487
Bank of America Corp Nt; 8/1/2010; 4.50%	22,152
Consolidated Edison Co Deb; 9/1/2010; 7.50%	33,292
Cons Edison Co of NY Sr Nt; 6/15/2009; 4.70%	29,345
Credit Suisse FB USA Inc; 1/15/2009; 3.88%	21,855
Deere John Cap Corp Nt; 2/15/2009; 6.00%	15,471
Duke Energy Corp Sr Nt; 3/1/2010; 7.38%	16,307
First Data Corp Sen Nt; 6/15/2010; 4.50%	28,523
Goldman Sachs Grp Inc Nt; 1/28/2010; 7.80%	16,672
PNC Funding Corp Sub Nt; 11/1/2009; 7.50%	24,308
Pacific Gas & Electric; 3/1/2009; 3.60%	28,639
SLMA 2004-1 A6; 7/25/2039; 3.46%	141,200
Washington Mutual Inc Nts; 1/15/2010; 4.20%	29,110
COMET 2005-A3 A3; 3/15/2013; 4.05%	339,319
CHAIT 2005-A4 A4; 1/15/2013; 4.23%	337,496
Chase Manhattan Corp Sub Nt; 11/15/2009; 7.00%	7,949
Chase Manhattan Corp Sub Nt; 6/15/2010; 7.88%	16,378
Coca-Cola Enterprises Nt; 9/15/2009; 4.38%	14,703
Coca-Cola Enterprises Nt; 9/15/2010; 4.25%	43,752
Daimler Chrysler NA Nt; 9/1/2009; 7.20%	31,879
Encana Corp Nt; 8/15/2009; 4.60%	7,937
General Elec Cap Corp Nt; 9/15/2009; 4.63%	29,581
Goldman Sachs Group LP Nt; 6/15/2010; 4.50%	43,295
Kraft Foods Inc Notes; 11/12/2009; 4.13%	50,203
Merrill Lynch & Co Inc Nt; 2/17/2009; 6.00%	46,582
Merrill Lynch & Co Inc Nt; 11/4/2010; 4.50%	14,517
Merrill Lynch & Co Inc Nt; 8/4/2010; 4.79%	29,720
National Rural Utilities Nt; 8/28/2009; 5.75%	15,422
Phillips Petrolem Co Nt; 3/30/2009; 6.38%	23,496
Toyota Mtr Cr Corp Nt; 3/15/2010; 4.25%	14,631
Wal-Mart Stores Inc Nt; 8/10/2009; 6.88%	72,368
Wal-Mart Stores Inc Nt; 1/15/2010; 4.00%	14,539
Wal-Mart Stores Inc Nt; 7/1/2010; 4.13%	95,072
American General Finance Nt; 5/15/2010; 4.88%	14,703
Carolina Pwr & Lt Co Sr Nt; 3/1/2009; 5.95%	7,704
CCCIT 2002-C2 C2; 2/18/2014; 6.95%	33,034
Conagra Foods Inc Nt; 9/15/2010; 7.88%	16,579
Detroit Edison Co 1st Mtg; 10/1/2010; 6.13%	15,599
Dominion Resources Sr Nt; 6/15/2010; 8.13%	16,434
FNMA 10 Yr P/T Pool #381681; 6/1/2009; 6.32%	4,975
FNMA 10 Yr P/T Pool #381963; 9/1/2009; 7.33%	10,764
FNMA 10 Yr P/T Pool #382813; 11/1/2010; 6.95%	12,424
General Elec Cap Corp MTN; 1/19/2010; 7.38%	82,790
Gillette Company Sr Nt; 9/15/2009; 3.80%	50,535
Goldman Sachs Group Inc Nt; 5/15/2009; 6.65%	46,839
Intl Lease Finance Corp Nt; 4/1/2009; 3.50%	42,471

KFW For Gvt Gtd; 6/15/2010; 4.25%	29,027
Lehman Brothers Holdings Nt; 3/13/2009; 3.60%	14,341
MBNAS 2005- A3 A3; 10/15/2012; 4.10%	110,469
Merrill Lynch & Co Inc MTN; 9/10/2009; 4.13%	14,487
Wachovia Corporation Sr Nt; 2/17/2009; 3.63%	50,446
World Savings Bank FSB Nt; 6/15/2009; 4.50%	7,285
Allstate Life Global Fdg Nt; 2/26/2010; 4.25%	14,559
Bank of America Corp Sub Nt; 2/15/2010; 7.80%	66,836
Bank of America Corp Sr Nt; 12/1/2010; 4.38%	21,648
Bank Of America Corp Sr Nt; 2/17/2009; 3.38%	35,684
Berkshire Hathaway Fin Gtd; 1/15/2010; 4.13%	51,105
Credit Suisse FB USA Inc Nt; 6/1/2009; 4.70%	29,353
Credit Suisse FB USA Inc Nt; 8/15/2010; 4.88%	37,230
E.I. Du Pont De Nemours Nt; 4/30/2010; 4.13%	35,833
Goldman Sachs Group Inc MTN; 10/1/2009; 7.35%	16,136
Lehman Brothers Holdings Inc; 1/27/2010; 4.25%	51,239
Bank of America Corp Sub Nt; 9/15/2009; 9.38%	8,642
Quebec Province Nt; 7/17/2009; 5.00%	30,396
Simon Property Grp LP Nt; 6/15/2010; 4.60%	14,397
Textron Financial Corp Nt; 11/20/2009; 6.00%	30,742
Textron Financial Corp Nt; 5/3/2010; 4.60%	14,628
Union Pacific Corp Nts; 2/15/2009; 3.88%	21,682
Valero Energy Corp Nt; 4/1/2009; 3.50%	7,093
Wells Fargo Bank NA Sub Nt; 6/21/2010; 7.55%	24,462
World Savings Bank FSB Nts; 12/15/2009; 4.13%	14,374
AMSI 2003-5 A6; 7/1/2033; 4.54%	27,727
Anheuser Busch Cos Inc Deb; 12/1/2009; 9.00%	25,521
Atlantic Richfield Co Nt; 4/15/2009; 5.90%	30,957
CIT Group Co of Canada Nt 144A; 7/1/2010; 4.65%	29,145
Comcast Cable Commn Nt; 6/15/2009; 6.88%	46,573
Comcast Corp Sr Unsecd; 11/15/2010; 5.45%	22,396
John Deere Capital Corp Nt; 1/15/2010; 4.13%	21,890
John Deere Capital Corp Nt; 10/15/2010; 4.88%	36,994
1st Un Natl Bk Charlotte MTN; 2/15/2010; 7.88%	16,818
FleetBoston Finl Corp Sub Nt; 12/1/2009; 7.38%	8,039
Ford Motor Credit Co Nt; 1/12/2009; 5.80%	59,659
Ford Motor Credit Co Nt; 10/28/2009; 7.38%	53,043
Ford Motor Credit Co Nt; 10/1/2008; 5.63%	39,416
Ford Motor Credit Co Nt; 1/15/2010; 5.70%	12,915
HSBC USA Inc Sub Nt; 7/15/2009; 7.50%	24,591
Inter Amern Dev Bk Bd; 11/18/2008; 5.38%	12,109
Inter Amern Dev Bk Bd; 1/15/2010; 7.38%	33,444
Quebec Prov CDA Deb; 2/15/2009; 5.75%	54,209
United Technologies Corp Nt; 6/1/2009; 6.50%	7,761
United Technologies Corp Nt; 5/1/2010; 4.38%	21,912
Wal-Mart Stores Inc Sr Nt; 8/15/2010; 4.75%	29,833
American Express Centurion Nt; 7/30/2009; 4.38%	14,733
American Express Credit Cp Nt; 12/2/2010; 5.0%	14,807
CXHE 2004-B AF4; 1/25/2032; 4.12%	28,395
John Deere Capital Corp MTN; 1/13/2009; 3.75%	7,265
General Electric Cap Corp Nt; 4/1/2009; 3.13%	35,230
General Electric Cap Corp Nt; 12/15/2009; 3.75%	28,328
Nordic Investment Bank; 6/15/2009; 2.88%	14,028
Simon Property Group LP Nt; 1/30/2009; 3.75%	7,188
Simon Property Group LP Nt; 3/18/2010; 4.88%	29,504
Caterpillar Financial Srvc Nt; 3/4/2009; 4.35%	14,729
Republic of Chile Nt; 4/28/2009; 6.88%	31,480
Diageo Capital PLC Nt; 5/3/2010; 4.38%	14,479
Firstar Bk NA Cincinati Sub Nt; 12/1/2009; 7.13%	15,988

General Electric Capital Corp; 6/15/2009; 3.25%	6,997
Lehman Brothers Holdings Inc Nt; 1/14/2011; 5.00%	14,727
Caterpillar Financial Services; 12/1/2010; 5.05%	22,234
Cox Communications Inc Nt; 8/15/2009; 7.88%	16,271
Cox Communications Inc Nt; 1/15/2010; 4.63%	21,872
Diageo Capital Plc MTN; 11/1/2009; 7.25%	8,020
Du Pont E I De Nemours & Co Nt; 10/15/2009; 6.88%	31,799
Internt’l Lease Finance Corp Nt; 3/15/2009; 6.38%	15,584
Lehman Brothers Holdings Inc Nts; 11/10/2009; 3.95%	14,277
Washington Mutual Inc Sub Nt; 4/1/2010; 8.25%	16,714
Waste Management Inc Sr Nt; 5/15/2009; 6.88%	7,834
Allstate Life Glob Fr Tr Nt 04-1; 5/29/2009; 4.50%	14,589
May Department Stores Co Nt; 7/15/2009; 4.80%	14,858
Pyramid Short Term Inv Fd; 3.13%	154,089
RASC 2003-KS10 AI6; 12/15/2033; 4.54%	77,972
BHP Billiton Finance Gtd; 12/15/2010; 5.00%	51,724
British Telecom PLC Nt; 12/15/2010; 8.38%	67,326
General Electric Capital Corp Nt; 2/17/2009; 4.00%	14,595
General Electric Capital Corp Nt; 10/21/2010; 4.88%	96,490
Jones Apparel Group Sr Unsub; 11/15/2009; 4.25%	14,126
Norfolk Southern Corp Sr Nt; 4/15/2009; 6.20%	15,513
Norfolk Southern Corp Sr Nt; 5/15/2010; 8.63%	16,847
United States Treasury Nt; 12/15/2009; 3.50%	53,994
United States Treasury Nt; 8/15/2010; 4.13%	277,917
United States Treasury Nt; 10/15/2010; 4.25%	207,275
United States Treasury Nt; 11/15/2010; 4.50%	106,707
Vodafone Airtouch PLC Nt; 2/15/2010; 7.75%	82,866
European Investment Bank Nt; 3/16/2009; 3.38%	35,947
International Lease Fin Corp Sr Nt; 4/15/2010; 5.00%	14,814
Royal Bank Of Canada Nt; 5/4/2009; 3.88%	7,211
Canada Mtge & Housing Nt; 12/1/2008; 3.38%	21,451
European Investment Bk Sr Nt; 3/3/2010; 4.00%	65,874
International Lease Finance Corp Nt; 9/1/2010; 4.88%	36,983
International Lease Finance Corp Nt; 11/1/2010; 5.13%	14,836
United States Treasury Note; 9/15/2010; 3.88%	267,347
Caterpillar Financial Services Corp; 1/15/2010; 4.15%	21,836
General Electric Cap Corp Sr Unsecd; 9/1/2009; 4.13%	21,824
United Mexican States Bd; 2/17/2009; 10.38%	43,830
United Mexican States Nt; 2/1/2010; 9.88%	44,734
Clear Channel Communications Nt; 5/15/2010; 4.25%	7,123
Clear Channel Communications Nt; 1/15/2010; 4.50%	7,200
DaimlerChrysler NA Holding Corp Nt; 6/15/2010; 4.88%	36,054
American Movil SA de CV Gtd; 3/1/2009; 4.13%	7,264
Credit Suisse First Boston USA Inc Nts; 1/15/2010; 4.13%	29,066
Deutsche Telekom Intl Fin Gtd; 6/15/2010; 8.00%	67,046
European Investment Bank Sr Usb; 9/15/2010; 4.13%	58,572
Telecom Italia Capital Nt; 10/1/2010; 4.88%	14,634
Tyco Intl Group SA Gtd Nt; 1/15/2009; 6.13%	38,697
Telecom Italia Capital Gtd; 1/15/2010; 4.00%	21,463
Canada Mortgage & Housing Corp; 10/1/2010; 4.80%	44,715
National Westminster Bk Sub Nt; 10/1/2009; 7.38%	40,679
Pemex Project Fdg Master Tr Nt; 10/13/2010; 9.13%	34,509
Pemex Project Fdg Mst Tr CoGtd; 2/1/2009; 7.88%	32,491
Kredit Fuer Wiederaufbau Govt Gtd; 3/30/2009; 3.25%	21,406
FHLB Bd; 2/23/2007; 3.38%	67,107
FHLB Bd; 6/20/2007; 3.63%	589,302
FNMA Nt; 5/15/2007; 3.88%	147,373
FNMA Nt; 7/15/2007; 4.25%	277,197
FHLMC Bd; 4/15/2007; 3.75%	147,837

FHLMC Nt; 8/17/2007; 4.00%	99,613
CCMSC 1997-2 A2; 12/19/2029; 6.60%	106,034
CMAC 1998-C1 A2; 7/15/2031; 6.49%	136,094
FULB 1997-C2 A3; 11/18/2029; 6.65%	156,172
GSMS 1999-C1 A2; 11/18/2030; 6.11%	28,916
ICH 1998-C1 A1B; 8/1/2030; 6.56%	98,590
MLMI 1996-C2 A3; 11/21/2028; 6.96%	5,558
MLMI 1997-C1 A3; 6/18/2029; 7.12%	9,033
JPMC 1997-C5 A3; 9/15/2029; 7.09%	35,012
MSC 2005-IQ9 X2; 7/15/2056; 1.20%	100,267
MSC 1998-WF1 A2; 3/15/2030; 6.55%	130,536
MSC 1998-WF2 A2; 7/15/2030; 6.54%	166,584
MSC 1999-WF1 A2; 9/15/2008; 6.21%	178,812
PMAC 1999-C1 A1; 6/15/2032; 6.48%	38,068
CASC 1998-D7 A1B; 10/15/2030; 6.26%	143,899
CSFB 1997-C1 A1C; 6/20/2029; 7.24%	98,549
Freddie Mac Nt; 6/15/2008; 3.88%	40,344
Freddie Mac Nt; 12/19/2008; 4.63%	877,898
FUCMT 1999-C1 A2; 10/15/2035; 6.07%	195,652
FULBA 1998-C2 A2; 11/18/2035; 6.56%	444,242
LBCMT 1998-C1 A3; 2/18/2030; 6.48%	216,213
LBCMT 1999-C1 A1; 8/15/2007; 6.41%	40,394
LBUBS 2000-C3 A1; 5/15/2015; 7.95%	35,215
BUBS 2001-C2 A1; 6/15/2020; 6.27%	48,964
LBUBS 2002-C1 A1; 3/15/2026; 5.40%	20,508
LBUBS 2002-C1 A2; 3/15/2026; 5.97%	13,924
MSC 1999-CAM1 A2; 3/15/2032; 6.76%	16,723
MSC 1999-CAM1 A3; 3/15/2032; 6.92%	21,733
MSDWC 2002-HQ A2; 4/15/2034; 6.09%	91,544
PNCMA 2000-C1 A1; 7/15/2008; 7.52%	13,624
PSSF 1998-C1 A1B; 7/15/2008; 6.51%	247,165
BSCMS 1999-WF2 A1; 9/15/2008; 6.80%	20,502
CSFB 2004- C4 ASP; 10/15/2039; 1.39%	105,069
JPMCC 2004-CBX X2; 1/12/2037; 1.04%	89,293
LBUBS 2004-C6 XCP; 8/15/2036; 0.91%	34,502
LBUBS 2004-C7 XCP; 10/15/2036; 0.83%	121,581
LBUBS 2003-C7 XCP; 7/15/2037; 0.62%	117,770
WBCMT 2005-C17 XP; 3/1/2042; 0.47%	84,495
BSCMS 2004-PWR5 X2; 7/11/2042; 1.06%	42,603
DLJMA 1997-CF2 A1B; 10/15/2030; 6.82%	8,942
DLJCM 1998-CF1 A1B; 2/18/2031; 6.41%	197,621
DLJCM 1998-CG1 A1B; 6/10/2031; 6.41%	59,270
JPMCC 2005-LDP3 X2; 8/15/2042; 0.32%	122,050
MSDWC 2000-LIFE A1; 11/15/2036; 7.42%	16,032
MSDWC 2000-PRIN A3; 2/23/2034; 7.36%	70,467
MSDWC 2000-LIF2 A1; 10/15/2033; 6.96%	41,779
SLM Corp Nt; 3/17/2008; 3.63%	22,488
CIT Group Inc; 5/8/2008; 4.00%	11,231
US Bancorp; 3/17/2008; 4.13%	11,414
Wyeth Nt; 3/1/2008; 4.38%	34,344
BOAMS 2002-K 1A3; 10/20/2032; 3.50%	2,963
Citicorp MTN; 11/15/2008; 6.38%	23,952
FHR 2663 QC; 7/15/2021; 4.00%	156,919
FHR 2892 DE; 12/15/2017; 4.50%	257,271
FHR 2903 AK; 11/15/2024; 5.00%	133,500
FHR 2903 BC; 1/15/2018; 4.50%	201,733
GT 1997-5 A6; 5/15/2029; 6.82%	17,383
TIAA 2001-C1A A3 144A; 6/19/2026; 6.56%	69,062
GT 1994-1 A5; 4/15/2019; 7.65%	40,456

HART 2004-A D; 8/15/2011; 4.10%	22,167
IBM Corp Nt; 8/1/2007; 6.45%	23,984
IBM Corp Nt; 2/1/2008; 3.80%	22,715
MBNA Corp Nt; 9/15/2008; 4.63%	11,484
PPL 1999-1 A7; 6/25/2009; 7.05%	22,653
PPL 1999-1 A8; 6/25/2009; 7.15%	191,187
US Bancorp Nt; 8/23/2007; 3.95%	22,848
WPP 1999-A A3; 9/25/2008; 6.81%	4,306
WPP 1999-A A4; 12/26/2008; 6.98%	118,231
Alcoa Inc Nt; 8/15/2007; 4.25%	22,965
CDCMT 2002-FX1 XCP 144A; 5/15/2035; 2.01%	40,736
Citigroup Inc; 3/6/2007; 5.00%	46,444
DESF 2001-1 A3; 3/1/2010; 5.88%	130,967
GSALT 2005-1 A3; 5/17/2010; 4.45%	125,203
MBNA Corp Nts; 11/30/2007; 5.63%	11,608
PSNH 2001-1 A2; 11/1/2010; 5.73%	61,602
Pepsico Inc; 5/15/2007; 3.20%	11,238
SLM Corp Nt MTNA; 8/15/2008; 3.95%	11,304
VMF 2000-D A4; 7/7/2027; 7.72%	27,665
Allstate Corp Nt; 12/1/2006; 5.38%	22,995
CISCE 1997-1 A7; 12/26/2009; 6.42%	46,783
CITRV 1998-A A5; 11/15/2013; 6.12%	8,807
CITRV 1999-A A4; 6/15/2013; 6.16%	2,927
COMED 1998-1 A7; 12/25/2010; 5.74%	157,787
CONFD 2001-1 A4; 4/20/2012; 4.98%	128,582
ETRVM 2004-1 A3; 10/8/2018; 3.62%	67,776
Federal Home Loan Bank; 10/19/2007; 4.13%	262,197
FNR 1993-41 PH; 3/25/2023; 6.00%	387
FNR 2003-92 KQ; 6/25/2023; 3.50%	268,323
FNR 2005-14 BC; 10/25/2017; 4.50%	244,119
FNR 2005-14 OA; 11/25/2019; 5.00%	150,073
GE Cap Corp Nt; 1/15/2007; 2.80%	11,326
IPSPT 1998-1 A7; 12/25/2010; 5.65%	199,890
SLMA Corp Nt MTNA; 4/10/2007; 5.63%	23,249
Bank One Corp Nt; 8/1/2008; 6.0%	35,987
Bank One Corp Nt; 9/1/2007; 4.13%	11,433
Bank One Corp Nt; 6/30/2008; 2.63%	32,443
CSX Corp Nt; 10/15/2008; 6.25%	23,844
Nabisco Inc Nt; 7/15/2007; 7.05%	19,402
Praxair Inc Nt; 3/1/2008; 6.50%	24,058
Praxair Inc Nt; 7/15/2007; 4.75%	11,671
Praxair Inc Nt; 6/15/2008; 2.75%	10,873
Target Corp Nt; 4/1/2007; 5.50%	23,300
Target Corp Nt; 10/1/2008; 5.40%	23,503
Target Corp Nt; 3/1/2008; 3.38%	11,216
Textron Inc Nt; 3/3/2008; 4.13%	11,375
US Bank NA BKNT; 8/1/2007; 3.70%	11,416
US Bancorp Sr Nt; 7/15/2007; 5.10%	11,725
Alabama Power Co Bd; 12/1/2006; 2.80%	23,733
Bear Stearns CO Inc; 1/31/2008; 4.00%	22,789
CIT Group Inc Sr Nt; 11/3/2008; 3.88%	11,153
CIT Group Inc Sr Nt; 8/15/2008; 4.75%	23,146
CIT Group Inc Sr Nt; 9/25/2007; 5.75%	23,491
CIT Group Inc Sr Nt; 11/30/2007; 5.50%	23,156
CSX Corp Deb; 5/1/2007; 7.45%	11,904
Dow Chemical Nt; 12/15/2008; 5.75%	23,472
Pfizer Inc Nt; 3/15/2007; 2.50%	11,184
US Bank NA Sr Nt; 8/15/2008; 4.40%	23,004
Alabama Pwr Co Sr Nt; 5/1/2008; 3.13%	22,054

Alabama Power Co Nts; 11/15/2007; 3.50%	15,428
Fedex Corp Nt; 4/1/2007; 2.65%	11,176
Gannett Co Inc Nt; 4/1/2007; 5.50%	23,237
Monsanto Co Nt; 5/15/2008; 4.00%	33,676
PNC Funding Corp Nt; 3/10/2008; 4.20%	11,390
US Bk Assn Cinn Nt; 2/1/2008; 6.50%	12,109
AMER Express Credit; 5/16/2008; 3.00%	21,959
Asian Dev Bk; 2/5/2007; 4.88%	18,654
Boeing Cap Corp Nt; 2/15/2007; 5.75%	23,529
CIT Group Holdings Nt; 4/2/2007; 7.38%	23,905
Capital One BankNts; 5/15/2008; 4.88%	22,873
HSBC Finance Corp MTN; 3/11/2008; 4.13%	22,711
Household Fin Corp Nt; 11/15/2008; 6.5%	35,916
Household Fin Corp Nt; 1/30/2007; 7.88%	24,159
Household Fin Corp Nt; 1/30/2007; 5.75%	58,905
Household Fin Corp Nt; 12/15/2008; 4.13%	55,821
Kellogg Co Nt; 6/1/2008; 2.88%	10,900
Kraft Foods Inc; 10/1/2008; 4.00%	33,749
Raytheon Co Nt; 8/15/2007; 6.75%	20,993
Raytheon Co Nt; 11/1/2008; 6.15%	35,451
Bear Stearns Co Inc Nt; 8/15/2007; 7.80%	12,256
Bear Stearns Co Inc Nt; 1/15/2007; 5.70%	23,605
Bear Stearns Co Inc Nt; 7/2/2008; 2.88%	44,105
COPAR 2004-2 B; 5/16/2001; 3.95%	198,194
Dow Chemical Co Nt; 11/15/2007; 5.00%	22,997
Fifth Third Bank Nt; 8/15/2008; 3.38%	11,143
Fifth Third Bank Nt; 1/30/2007; 2.70%	11,255
Hewlett-Packard CO; 12/15/2006; 5.75%	23,073
Household Finance Corp; 1/15/2008; 4.63%	34,740
JP Morgan Chase & Co; 5/1/2008; 3.63%	22,337
JP MORGAN CHASE & CO; 12/11/2006; 3.13%	11,244
Lehman Bros. Holdings; 1/22/2008; 4.00%	22,849
PGMT 2004-FA D 144A; 11/15/2011; 4.45%	20,737
Safeway Inc Nt; 7/16/2007; 4.80%	46,453
Sara Lee Corp Nt; 6/15/2008; 2.75%	10,807
UAC 2002-A A4; 7/8/2008; 4.59%	7,044
Unitedhealth Group Inc; 1/30/2008; 3.30%	22,438
Wachovia Bank Na Nt; 7/30/2007; 4.85%	11,641
Weyerhaeuser Co; 3/15/2007; 6.13%	1,980
American Express Co Nt; 11/20/2007; 3.75%	11,251
AMCAR 2002-1 B; 4/9/2007; 5.28%	4,574
Cingular Wireless Nts; 12/15/2006; 5.63%	11,523
EOP Operating LP Nt; 2/15/2008; 6.75%	12,090
EOP Operating LP Nt; 11/15/2007; 7.75%	24,134
FRNK 2002-1 A4; 2/22/2010; 4.51%	6,770
GT 1996-1 A4; 3/15/2027; 6.50%	2,379
Kroger Co Sr Nt; 8/15/2007; 7.80%	12,192
Merrill Lynch & CO Nt; 11/15/2007; 4.00%	33,894
Merrill Lynch & Co Nt; 4/21/2008; 3.70%	22,401
Merrill Lynch & CO Nt; 7/15/2008; 3.13%	11,097
Peco Energy Co 1st Mtg; 5/1/2008; 3.50%	33,323
Wal-Mart Stores Nt; 7/12/2007; 4.38%	46,376
Wal-Mart Stores Nt; 10/1/2008; 3.38%	44,436
AT&T Wireless Svcs Inc; 5/1/2007; 7.50%	35,817
American General Fin Nt; 6/15/2008; 2.75%	10,818
CWL 2005-17 1AF2; 12/31/2035; 5.36%	78,085
Calenergy Inc Sr Nt; 10/15/2007; 7.63%	48,308
CARMX 2005-3 A3; 3/15/2010; 4.81%	134,930
CMAOT 2005-B A3; 7/15/2009; 4.84%	103,006

CMAOT 2004-A A4; 9/15/2010; 2.83%	97,435
DCMT 1996-3 A; 8/18/2008; 6.05%	14,732
DCMT 2001-3 A; 9/15/2008; 4.52%	35,693
DCMT 2001-6 A; 12/15/2008; 5.75%	80,436
FNGT 2004-T4 AI2; 2/25/2020; 3.93%	16,524
Fleetboston Finl Corp; 2/15/2008; 3.85%	22,705
Household Fin Corp Sr Nt; 6/17/2008; 6.40%	35,404
Kraft Foods Inc Nt; 11/1/2006; 4.63%	45,856
Kraft Foods Inc Nt; 6/1/2007; 5.25%	46,032
Lehman Bros Holdings Nt; 6/15/2007; 8.25%	47,889
Lehman Bros Holdings Nt; 2/1/2008; 7.00%	36,638
Marshall & Ilsley Corp; 2/9/2007; 2.63%	22,511
Mellon Funding Corp Gtd; 6/15/2007; 4.88%	22,857
NCART 2002-A A4; 8/15/2009; 4.83%	8,865
NCART 2004-A A4; 5/15/2011; 2.88%	209,190
NAVOT 2002-A A4; 4/15/2009; 4.76%	5,423
Southern Co Cap Funding; 2/1/2007; 5.30%	11,660
Union Pac Corp Nt; 2/1/2008; 6.63%	12,101
US Treasury Nt; 5/15/2007; 3.13%	102,810
US Treasury Nt; 8/15/2007; 2.75%	110,892
US Treasury Nt; 4/30/2007; 3.63%	241,354
US Treasury Nt; 5/31/2007; 3.50%	138,240
US Treasury Nt; 8/31/2007; 4.00%	224,078
VMF 2002-A A3; 3/7/2018; 5.58%	27,009
Verizon Global Fdg Corp; 1/15/2008; 4.00%	34,208
Verizon Wireless Inc Nt; 12/15/2006; 5.38%	57,383
AESOP 2003-4A A2; 8/20/2009; 2.86%	148,425
AMCAR 2004-DF A4; 7/6/2011; 3.43%	165,377
7AMCAR 2005-DA A3; 10/6/2010; 4.87%	183,198
Boeing Capital Corp Nt; 8/25/2008; 4.75%	23,142
COMT 2001-8A A; 8/17/2009; 4.60%	57,051
CHAMT 2001-4 A; 11/17/2008; 5.50%	49,752
CHEMT 1996-2 A; 9/15/2008; 5.98%	13,738
CCIMT 1998-2 A; 1/15/2010; 6.05%	65,915
CCIMT 1999-5 A; 5/15/2008; 6.10%	15,716
FCCMT 2001-A A; 8/15/2008; 4.52%	31,342
Fortune Brands Inc; 12/1/2006; 2.88%	22,390
Hewlett-Packard Co Nt; 7/1/2007; 5.50%	11,818
HPLCC 2002-1 A; 1/18/2011; 5.50%	256,410
JP Morgan Chase & Co Nt; 3/1/2007; 5.35%	23,320
JP Morgan Chase & Co Nt; 5/30/2007; 5.25%	57,576
JP Morgan Chase & Co Nt; 2/1/2008; 4.00%	22,822
LABMH 2001-B A2; 11/15/2010; 3.70%	36,648
MBNAM 2000-L A; 4/15/2010; 6.50%	41,359
MBNAS 2002-B1 B1; 7/15/2009; 5.15%	60,045
Morgan Stan Dean Witter; 4/1/2007; 5.80%	58,468
NORD 2001-1A A; 4/15/2010; 4.82%	150,910
VALT 2002-1 A3; 9/7/2023; 5.70%	62,044
Washington Mutual Inc Nt; 1/15/2008; 4.38%	11,506
Wells Fargo & Co Sr Nt; 2/15/2007; 5.13%	46,626
Wells Fargo Company Nt; 4/4/2008; 3.50%	44,741
Altria Group Inc Nt; 11/4/2008; 5.63%	23,340
Bank of America Corp Nt; 1/15/2008; 3.88%	22,813
Bank of America Corp Nt; 8/15/2008; 3.25%3	22,212
Bank of New York Co Inc; 2/1/2008; 3.80%	22,709
Bank One NA Illinois Nt; 3/26/2007; 5.50%	23,281
Bank One Na Illinois Nt; 1/15/2008; 3.70%	22,734
BOIT 2003-A2 A2; 10/15/2008; 4.42%	182,932
BOIT 2003-A7 A7; 3/15/2011; 3.35%	203,161

BOIT 2003-A9 A9; 6/15/2011; 3.86%	131,614
Capital One Bank Nt BKNT; 12/1/2008; 4.25%	11,188
Dominion Resources Inc; 2/15/2008; 4.13%	11,378
Merril Lynch & Co Inc Nt; 10/15/2008; 6.38%	11,998
Merrill Lynch & Co Sr Nt; 4/30/2007; 3.00%	11,199
Morgan St Dean Witter Nt; 3/1/2007; 6.88%	23,793
MSALT 2004-HB2 A4; 3/15/2012; 3.46%	141,149
Public Serv Co Of Colo Bd; 10/1/2008; 4.38%	22,787
Suntrust Banks Inc Sr Nt; 7/1/2007; 5.05%	11,724
SunTrust Banks Inc Sr Nt; 10/15/2008; 4.00%	22,495
Textron Financial Corp; 6/1/2007; 5.88%	23,210
Wachovia Bank NA Sen Nt; 8/15/2008; 4.38%	45,923
Aol Time Warner Inc; 5/1/2007; 6.15%	23,341
Associates Corp NA Sr Nt; 11/1/2008; 6.25%	71,641
CCCIT 2002-A1 A1; 2/9/2009; 4.95%	203,160
CCCIT 2003-A8 A8; 8/16/2010; 3.50%	223,852
John Deere Capital Corp; 8/22/2007; 4.50%	11,525
General Dynamics Corp Nt; 5/15/2008; 3.00%	21,958
General Elec Cap Corp Nt; 5/1/2008; 3.50%	34,570
General Elec Cap Corp Nt; 8/15/2007; 3.50%	11,333
General Elec Cap Corp Nt; 2/15/2007; 5.00%	34,932
General Elec CAP Corp Nt; 3/15/2007; 5.38%	34,992
General Elec Cap Corp Nt; 6/15/2007; 5.00%	45,835
General Elec CAP Corp Nt; 1/15/2008; 4.25%	34,508
MBNAS 2002-A1 A1; 6/15/2009; 4.95%	22,930
MBNAS 2003-A1 A1; 7/15/2010; 3.30%	39,921
MBNAS 2003-A6 A6; 10/15/2010; 2.75%	140,065
MBNAS 2004-A4 A4; 9/15/2009; 2.70%	60,076
Merrill Lynch & Co Inc Nt; 10/27/2008; 4.83%	11,487
National Rural Utilities Nt; 3/1/2007; 6.50%	11,860
SLMA 2003-11 A7; 12/15/2035; 3.80%	234,232
Time Warner Inc Deb; 8/15/2007; 8.18%	24,580
Toyota Mtr Cr Corp Nt; 12/15/2008; 5.50%	11,651
USA Waste Svcs Sr Nt; 10/1/2007; 7.13%	11,997
Verizon Global Fdg Corp Nt; 6/15/2007; 6.13%	34,910
American General Finance Nt; 3/15/2007; 5.75%	23,421
American General Finance Nt; 11/15/2007; 4.5%	34,209
Berkshire Hathaway Inc Nt; 10/15/2008; 3.38%	62,031
Berkshire Hathaway Fin Nt; 7/2/2007; 3.40%	15,906
COMET 2003-C2 C2; 4/15/2009; 4.32%	67,298
Caterpillar Fin Serv Corp; 7/15/2008; 2.70%	28,558
Walt Disney Company Nt; 12/29/2006; 5.50%	22,935
Walt Disney Company Nt; 6/1/2007; 5.38%	11,535
FNMA 10 Yr P/T Pool #383158; 1/1/2008; 6.23%	68,118
Federated Dept Stores; 9/1/2008; 6.63%	12,079
General Elec CAP Corp MTN; 12/10/2007; 6.50%	23,600
General Mills Inc Nt; 2/15/2007; 5.13%	34,869
General Mills Inc Nt; 11/30/2007; 3.88%	11,226
Goldman Sachs Group Inc Nt; 1/15/2008; 4.13%	22,907
Key Bank Natl Association Nt; 7/17/2007; 5.00%	11,670
Lehman Brothers Holdings Nt; 8/7/2008; 3.50%	44,696
Merrill Lynch & Co Inc Nts; 2/1/2007; 5.36%	23,400
National Rural Utilities Nt; 2/15/2008; 3.88%	22,666
Procter & Gamble Co Nt; 8/15/2008; 4.30%	22,940
Procter & Gamble Co Bd; 12/15/2008; 3.50%	33,112
Union Pacific Corp Nt; 10/15/2007; 5.75%	23,416
Washington Mutual Inc Sr Nt; 1/15/2007; 5.63%	23,541
Bank of America Corp Sr Nt; 2/1/2007; 5.25%	35,120
Comcast Cable Comm Nt; 5/1/2007; 8.38%	36,179

Consolidated Edison Co NY Deb; 12/1/2007; 6.45%	11,788
Credit Suisse FB USA Inc Nt; 4/15/2007; 5.75%	35,008
Credit Suisse Fb USA Inc Nt; 1/15/2008; 4.63%	34,802
First Data Corporation Nt; 8/1/2008; 3.38%	22,147
Int’l Lease Finance Corp Nt; 5/3/2007; 3.13%	38,109
Sprint Capital Corp Gtd Nt; 11/15/2008; 6.13%	35,473
Sprint Capital Corp Gtd Nt; 1/15/2007; 6.00%	55,644
Valero Energy Corp Nt; 4/15/2007; 6.13%	23,400
Wisconsin Electric Power Nts; 12/1/2007; 3.50%	11,145
Commonwealth Edison 1st Mtg; 2/1/2008; 3.70%	11,249
John Deere Capital Corp Nt; 1/15/2008; 3.90%	11,394
John Deere Capital Corp Nt; 3/7/2007; 3.88%	11,431
Donaldson Lufkin Jenre Sr Nt; 6/1/2008; 6.50%	23,707
FPL Group Capital Inc Guar Nt; 5/15/2007; 6.13%	11,658
FleetBoston Finl Corp Sub Nt; 5/15/2008; 6.38%	23,751
FleetBoston Finl Corp Sr Nt; 12/1/2006; 4.88%	11,454
Ford Motor Credit Co Nt; 1/25/2007; 6.50%	79,534
Gen Motors Accept Corp Nt; 5/9/2008; 5.13%	20,487
Kinder Morgan Inc Sr Nt; 3/1/2008; 6.80%	12,058
Occidental Petroleum Sr Nt; 11/15/2008; 7.38%	24,596
RAMC 2005-4 A2; 2/25/2036; 5.40%	41,267
Salomon Smith Barney Hld Nt; 2/15/2008; 6.50%	72,441
Virginia Elec & Pwr Co Sr Nt; 2/1/2007; 5.38%	11,710
Allstate Life Glob Fd Tr Secd; 1/25/2008; 3.85%	22,759
AMSI 2003-6 AF3; 8/25/2033; 4.26%	21,601
Coca Cola Enterprises Inc Nt; 11/1/2008; 5.75%	23,625
DaimlerChrysler NA Hldg Nt; 1/15/2008; 4.75%	34,673
DaimlerChrysler NA Holding; 3/7/2007; 4.13%	11,420
Diageo Finance Bv Nt; 12/15/2006; 3.00%	11,229
EQCC 1999-2 A4F; 8/25/2027; 6.75%	16,451
Ford Motor Credit Co MTN; 2/15/2007; 7.75%	22,702
General Mtrs Accep Corp Nt; 1/22/2008; 6.13%	10,759
Genl Motors Accept Corp Nt; 2/1/2007; 6.13%	22,371
IMCHE 1998-3 A8; 8/20/2029; 6.34%	16,874
Intl Bk Recon & Dev Bd; 9/28/2006; 4.38%	18,442
M&I Marshall & Ilsley Bank Nt; 8/25/2008; 4.50%	23,007
May Department Stores Nt; 7/15/2007; 3.95%	45,717
Ontario Province Bd; 12/15/2006; 2.65%	22,421
Simon Property Group LP Nt; 11/15/2007; 6.38%	23,508
US Bk Natl Assn Minneap Sr Nt; 12/15/2008; 5.70%	46,824
CITHE 2002-1 AF4; 3/25/2029; 5.97%	6,770
Republic of Chile Bd; 7/23/2007; 5.63%	11,823
Clear Channel Comm Sr Nt; 1/15/2008; 4.63%	11,499
Comcast Cable Comm Sr Nt; 11/15/2008; 6.20%	11,805
Diageo Capital Plc Nt; 3/20/2008; 3.38%	22,312
General Electric Capital Corp; 3/4/2008; 4.13%	34,173
International Lease Finance Co; 6/2/2008; 4.63%	11,341
M&I Marshall & Ilsley Bank Nts; 2/8/2008; 3.80%	11,369
Midamerican Energy Hldgs Nt; 5/15/2008; 3.50%	11,062
Public Svcs New Mexico Sr Nt; 9/15/2008; 4.40%	11,323
RAMP 2003-RZ4 A5; 2/1/2032; 4.66%	67,770
Time Warner Entmt Sr Deb; 9/1/2008; 7.25%	24,441
World Savings Bank FSB Dep Nt; 3/10/2008; 4.13%	22,723
Caterpillar FIN Serv CRP Sr Nt; 6/15/2007; 4.88%	11,430
ChevronTexaco Capital Co Nt; 2/15/2008; 3.38%	11,248
Constellation Energy Group Nt; 4/1/2007; 6.35%	11,773
John Deere Capital Corp Sr Nt; 3/14/2008; 4.38%	11,433
Diageo Capital PLC Nts; 11/19/2007; 3.50%	22,323
FNMA 15 Yr P/T Pool #266534; 1/1/2009; 6.00%	7,974

FNMA 15 Yr P/T Pool #545213; 8/1/2016; 5.50%	50,132
GMACM 2003-HE2 A5; 4/25/2033; 4.09%	152,725
General Motors Accep Corp Nt; 4/5/2007; 6.15%	10,947
General Motors Accep Corp Nt; 9/15/2006; 6.13%	56,453
General Motors Accep Corp Nt; 7/15/2006; 4.50%	11,301
General Motors Accep Corp Nt; 12/10/2007; 4.38%	10,265
RASC 2002-KS6 AI4; 7/1/2030; 4.38%	3,926
RFMS2 2004-HI3 A4; 3/25/2019; 4.63%	67,463
Toyota Motor Credit Corp Nt; 8/1/2008; 2.88%	22,057
First Union Natl Bk Charlott MTN; 12/1/2008; 5.80%	11,768
National City Bank/Cleveland Nts; 10/15/2007; 3.38%	11,194
Philip Morris Cos Inc Sr Nt; 2/1/2007; 7.20%	47,835
Pyramid Short Term Inv Fd; 3.13%	22,192
RFMS2 2003-HS2 AI3; 3/25/2018; 3.17%	35,689
Toyota Motor Credit Corp MTN; 1/30/2007; 2.70%	22,502
Chancellor Media Corp Sr Nt; 11/1/2008; 8.00%	12,285
Continental Cablevision Deb; 9/1/2008; 9.00%	12,811
DaimlerChrysler NA Hldg Gtd Nt; 6/4/2008; 4.05%	44,576
Republic of Finland Bd; 3/6/2007; 4.75%	17,354
Ford Motor Credit Co Sen Nts; 1/15/2008; 4.95%	10,485
General Electric Capital Corp Nt; 7/16/2007; 3.45%	11,374
Telus Corporation Nt; 6/1/2007; 7.50%	23,711
United States Treasury Nt; 3/31/2007; 3.75%	144,718
United States Treasury Nt; 9/30/2007; 4.00%	454,531
United States Treasury Nt; 11/15/2008; 4.38%	5,739
African Development Bank Bd; 8/1/2008; 3.25%	22,416
Canadian Mtge & Housing; 6/2/2008; 2.95%	17,632
Caterpillar Financial Services Nt; 2/8/2008; 3.80%	11,336
General Electric Capital Corp Nts; 10/15/2008; 3.60%	22,260
Rio Tinto FIN USA Ltd Nt; 9/30/2008; 2.63%	28,145
Toyota Motor Credit Corp Sr Nt; 10/1/2008; 4.40%	23,005
BP Capital Markets Plc Nt; 12/29/2006; 2.75%	22,398
Deutsche Telekom Int FIN Nt; 7/22/2008; 3.88%	45,366
Tricon Global Restaurant Sr Nt; 5/15/2008; 7.65%	12,156
United Mexican States Nt; 10/8/2008; 4.63%	45,563
Ford Motor Credit Co Sr UnSub Nt; 6/15/2007; 7.20%	10,900
Glaxosmithkline Cap PLC Gtd; 4/16/2007; 2.38%	11,127
Swedish Export Credit Unsub; 1/26/2007; 2.88%	11,332
Telecom Italia Capital Gtd; 11/15/2008; 4.00%	22,251
Landwirtsch. Rentenbank Sr Nt; 6/16/2008; 3.25%	22,085
United States Treasury Note/Bond; 11/30/2007; 4.25%	223,852
Caterpillar Financial Services CorpNOTES; 11/15/2007; 3.63%	11,214
Pemex Project Fdg Master Tr Nt; 8/15/2008; 6.13%	47,617
Clear Channel Communications Inc Senior Nts; 11/1/2006; 6.00%	11,621

$41,101,882

Deutsche Asset Management/Bank of America, N.A. 05-006	$705,871
FNMA Nt; 5/15/2007; 3.88%	21,417
FHLMC Nt; 8/17/2007; 4.00%	184,097
FHLMC Deb; 6/27/2006; 7.18%	3,312
FNMA Bond; 2/2/2006; 5.88%	9,994
CCMSC 1998-1 A2; 5/18/2030; 6.56%	11,821
CMAC 1998-C1 A2; 7/15/2031; 6.49%	26,213
CMAC 1998-C2 A2; 9/15/2030; 6.03%	23,831
CMAC 1999-C1 A2; 6/15/2031; 7.03%	42,567
CMAT 1999-C2 A2; 11/17/2032; 7.55%	14,871
CMAT 1999-C2 A3; 11/17/2032; 7.74%	29,195
CSFB 1997-C2 A2; 1/17/2035; 6.52%	309

CSFB 1997-C2 A3; 1/17/2035; 6.55%	47,140
CSFB 2000-C1 A2; 4/15/2062; 7.55%	28,702
CSFB 2004-C1 A4; 1/15/2037; 4.75%	128,746
CSFB 2004-C4 A6; 10/15/2039; 4.69%	44,594
CSFB 2004-C2 A1; 5/15/2036; 3.82%	37,683
CSFB 2005-C3 A4; 7/15/2037; 4.69%	68,879
FULB 1997-C2 A3; 11/18/2029; 6.65%	28,264
GECMC 2001-1 A2; 5/15/2033; 6.53%	44,103
GSMS 1999-C1 A2; 11/18/2030; 6.11%	35,838
JPMC 1997-C5 A3; 9/15/2029; 7.09%	12,936
MSC 2005-IQ9 X2; 7/15/2056; 1.20%	28,339
MSC 2005-T19 X2; 6/12/2047; 0.59%	18,926
MSC 1998-WF1 A2; 3/15/2030; 6.55%	2,499
MSC 1998-WF2 A2; 7/15/2030; 6.54%	25,525
MSC 2003-IQ6 A4; 12/15/2041; 4.97%	7,710
MSC 2005-T17 A3; 12/13/2041; 4.28%	12,663
SBM7 2000-C2 A2; 7/18/2033; 7.46%	42,185
CASC 1998-D7 A1B; 10/15/2030; 6.26%	42,671
CSFB 2005-C3 ASP; 7/15/2037; 0.85%	34,680
DMARC 1998-C1 A2; 6/15/2031; 6.54%	20,378
Freddie Mac Nt; 12/19/2008; 4.63%	343,706
FUCMT 1999-C1 A2; 10/15/2035; 6.07%	40,678
FULBA 1998-C2 A2; 11/18/2035; 6.56%	52,583
FUNBC 2000-C1 A2; 5/1/2032; 7.84%	29,129
FUNBC 1999-C4 A2; 11/15/2009; 7.39%	49,597
GMACC 1998-C2 A2; 5/15/2035; 6.42%	55,138
GMACC 1999-C1 A2; 5/15/2033; 6.18%	24,805
GMACC 1999-C2 A2; 9/15/2033; 6.95%	27,971
GMACC 2001-C1 A2; 4/15/2034; 6.47%	29,326
GSMS 2004-GG2 A5; 8/1/2038; 5.28%	12,191
GSMS 2004-GG2 A6; 8/1/2038; 5.40%	113,342
JPMCC 2004-C1 A2; 1/15/2038; 4.30%	24,336
JPMCC 2004-C1 A3; 1/15/2038; 4.72%	45,830
LBUBS 2005-C2 A5; 4/15/2030; 5.15%	51,704
LBUBS 2000-C3 A2; 1/15/2010; 7.95%	50,660
LBUBS 2001-C2 A2; 11/15/2027; 6.65%	55,348
LBUBS 2004-C6 A5; 8/15/2029; 4.83%	86,399
LBUBS 2002-C7 A4; 12/15/2031; 4.96%	45,650
LBUBS 2004-C8 A4; 12/15/2029; 4.51%	97,078
LBUBS 2004-C2 A3; 3/1/2029; 3.97%	63,666
LBUBS 2004-C2 A4; 3/15/2036; 4.37%	44,672
MSC 2005-T19 A4A; 6/12/2047; 4.89%	64,350
NASC 1998-D6 A1C; 3/15/2030; 6.69%	8,708
PNCMA 2000-C1 A2; 2/15/2010; 7.61%	28,571
PSSF 1998-C1 A1B; 7/15/2008; 6.51%	33,177
BSCMS 2004-T14 A4; 1/12/2041; 5.20%	53,873
BSCMS 2000-WF2 A2; 10/15/2032; 7.32%	52,001
BSCMS 2003-T10 X2; 3/13/2040; 1.43%	15,883
BSCMS 2003-T12 A4; 8/13/2039; 4.68%	15,125
CDCMT 2002-FX1 A2; 11/15/2030; 5.68%	45,213
CSFB 2004- C4 ASP; 10/15/2039; 1.39%	26,396
FHLMC Global Nt; 3/15/2009; 5.75%	23,998
GSMS 1998-GLII A2; 4/13/2031; 6.56%	19,004
GSMS 2005-GG4 A4A; 7/10/2039; 4.75%	139,660
GCCFC 2004-GG1 A7; 6/10/2036; 5.32%	72,142
GCCFC 2005-GG3 A2; 8/10/2042; 4.31%	106,140
GCCFC 2005-GG3 A4; 8/10/2042; 4.80%	26,589
GCCFC 2005-GG5 A2; 4/10/2037; 5.12%	101,593
HFCMC 1999-PH1 A2; 5/15/2031; 6.85%	43,152

JPMCC 2004-CB9 A3; 6/12/2041; 5.33%	62,465
JPMCC 2004-LN2 A2; 7/15/2041; 5.12%	44,801
JPMCC 2004-CBX A6; 1/12/2037; 4.90%	46,602
LBUBS 2005-C2 XCP; 4/15/2040; 0.35%	66,733
LBUBS 2004-C6 XCP; 8/15/2036; 0.91%	12,093
LBUBS 2004-C7 XCP; 10/15/2036; 0.83%	28,636
LBUBS 2003-C7 XCP; 7/15/2037; 0.62%	16,763
WBCMT 2004-C15 A4; 10/15/2041; 4.80%	29,159
BSCMS 2002-TOP8 A2; 8/15/2038; 4.83%	55,537
BSCMS 2004-PWR5 X2; 7/11/2042; 1.06%	15,271
BSCMS 2004-PWR6 A3; 11/11/2041; 4.36%	21,164
DLJCM 1998-CG1 A1B; 6/10/2031; 6.41%	10,040
DLJCM 1998-CF2 A1B; 11/12/2031; 6.24%	29,698
DLJCM 1999-CG2 A1B; 6/10/2009; 7.30%	42,524
JPMCC 2004-CB89 A1; 6/12/2041; 3.48%	35,894
JPMCC 2005-LDP1 A2; 3/15/2046; 4.63%	51,010
JPMCC 2005-LDP1 A4; 3/15/2046; 5.04%	45,549
MLMT 2005-CKI1 ASB; 11/12/2037; 5.25%	67,439
MSDWC 2001-TOP3 A4; 7/15/2033; 6.39%	85,042
MSDWC 2001-TOP5 A4; 10/15/2035; 6.39%	44,179
MSDWC 2002-TOP7 A2; 1/15/2039; 5.98%	29,146
MSDWC 2003-TOP9 A2; 11/13/2036; 4.74%	39,426
PNCMA 1999-CM1 A1B; 12/10/2032; 7.33%	139,907
SLM Corp Nt; 3/17/2008; 3.63%	33,898
WBCMT 2005-C17 APB; 3/15/2042; 5.04%	77,488
BSCMS 2005-PJW10 AJ; 12/11/2040; 5.46%	86,426
JPMCC 2005-LDP3 A4A; 8/15/2042; 4.94%	146,635
Keycorp Nts; 5/21/2009; 4.70%	11,485
Wyeth Nt; 3/15/2013; 5.50%	44,293
Pyramid MBS Fund	13,373,930
Tribune Co; 8/15/2010; 4.88%	102,551
HART 2004-A D; 8/15/2011; 4.10%	5,175
IBM Corp Nt; 2/1/2009; 5.38%	30,181
Keyspan Corp Nt; 4/1/2013; 4.65%	11,328
US Bancorp Nt; 3/15/2008; 3.13%	44,720
Bank One Corp Nt; 8/1/2010; 7.88%	13,107
CDCMT 2002-FX1 XCP 144A; 5/15/2035; 2.01%	9,712
CIT Group Inc Nt; 4/1/2009; 3.38%	45,024
CIT Group Inc Nt; 11/3/2009; 4.13%	22,267
DESF 2001-1 A4; 3/1/2013; 6.19%	61,326
Tenn Valley Authority; 8/1/2013; 4.75%	19,313
VMF 2000-D A4; 7/7/2027; 7.72%	6,505
Bellsouth Corp Nt; 10/15/2011; 6.00%	12,067
Bellsouth Corp Nt; 10/15/2006; 5.00%	23,209
ETRVM 2004-1 A3; 10/8/2018; 3.62%	16,735
JP Morgan Chase; 3/15/2009; 3.50%	66,680
Kohls Corp Nt; 3/1/2011; 6.30%	12,315
MBNAM 1999-J A; 2/15/2012; 7.00%	166,723
PEGTF 2001-1 A7; 6/15/2016; 6.75%	1,288
Verizon Inc Nt; 4/1/2012; 6.88%	65,011
Abbott Labs Nt; 12/1/2006; 6.40%	17,518
Citigroup Inc Nt; 9/15/2014; 5.00%	93,160
Morgan JP & Co MTN; 1/15/2009; 6.00%	12,090
Praxair Inc Nt; 4/1/2012; 6.38%	12,444
Praxair Inc Nt; 6/1/2013; 3.95%	21,542
Target Corp Nt; 3/1/2008; 3.38%	56,354
Amgen Inc Sr Nt; 11/18/2014; 4.85%	76,046
Boston Edison Co Nt; 4/15/2014; 4.88%	18,784
Citigroup Inc Nt; 1/18/2011; 6.50%	62,783

Citigroup Inc Nt; 2/1/2008; 3.50%	33,996
Citigroup Inc Nt; 5/5/2014; 5.13%	38,730
Eli Lilly & Co; 3/15/2008; 2.90%	11,104
Metlife Inc Sr Uscd; 6/15/2015; 5.00%	44,496
Morgan Stanley Nt; 4/1/2012; 6.60%	25,031
Morgan Stanley Nt; 3/1/2013; 5.30%	17,540
Morgan Stanley Nt; 4/1/2008; 3.63%	22,552
Morgan Stanley Nt; 1/15/2009; 3.88%	11,336
Southwestern Bell Tel Co Nt; 11/15/2007; 6.38%	11,827
Allstate Corp Sr Nt; 12/1/2009; 7.20%	14,280
Amoco Corp Deb; 8/1/2007; 6.50%	18,095
BB&T Corporation Nt; 12/23/2015; 5.20%	23,018
Bank One Corp Sub Nt; 11/15/2011; 5.90%	24,025
Comcast Corp; 1/15/2010; 5.85%	59,959
Fedex Corp Nt; 2/15/2011; 7.25%	64,260
Fedex Corp Nt; 4/1/2009; 3.50%	49,862
HSBC Finance Corp Nt; 4/15/2015; 5.2%	28,727
Keyspan Gas East Nt; 2/1/2010; 7.88%	13,042
Monsanto Co Nt; 5/15/2008; 4.00%	11,280
PSEG Power Sr Nt; 4/15/2011; 7.75%	12,885
Wachovia Corp Sub Nt; 8/4/2008; 6.25%	72,665
Asian Dev Bk; 2/5/2007; 4.88%	35,148
CIT Group Holdings Nt; 4/2/2012; 7.75%	46,290
Caterpillar Inc Nt; 5/1/2011; 6.55%	14,374
Household Fin Corp Nt; 7/15/2006; 7.20%	35,953
Household Fin Corp Nt; 1/30/2007; 5.75%	29,597
Household Fin Corp Nt; 5/15/2012; 7.00%	37,941
Household Fin Corp Nt; 11/27/2012; 6.38%	30,636
Kellogg Co Nt; 4/1/2011; 6.60%	12,467
Kellogg Co Nt; 6/1/2008; 2.88%	10,954
McDonalds Corp MTN; 8/1/2007; 6.50%	24,113
Morgan Stanley Sub Nt; 4/1/2014; 4.75%	138,682
National City Corp Nt; 4/1/2008; 3.20%	27,884
Raytheon Co Nt; 8/15/2007; 6.75%	24,624
Raytheon Co Nt; 11/1/2008; 6.15%	24,940
Wachovia Bank NA Bd; 2/1/2015; 4.88%	114,197
Wells Fargo Company; 9/1/2012; 5.13%	23,469
Aegon NV Nt; 6/1/2013; 4.75%	22,444
Bank of New York Sr Nt; 12/1/2009; 7.30%	13,763
Bear Stearns Co Inc Nt; 8/15/2007; 7.80%	12,316
Bear Stearns Co Inc Nt; 3/30/2006; 3.00%	46,041
Bear Stearns Co Inc Nt; 3/25/2009; 3.25%	109,767
Campbell Soup Co Nt; 10/15/2006; 6.90%	11,778
Citigroup Inc Sr Nt; 2/9/2009; 3.63%	28,012
Morgan Stanley Unsub; 4/15/2006; 6.10%	23,312
PSI Energy Inc Deb; 10/15/2007; 7.85%	12,184
Safeway Inc Nt; 3/1/2006; 6.15%	17,561
Safeway Inc Nt; 8/15/2012; 5.80%	11,778
Safeway Inc Nt; 8/16/2010; 4.95%	39,322
CFAB 1999-4 IA6; 9/25/2011; 7.41%	8,793
CNF 2001-1 A4; 7/1/2032; 6.21%	22,763
Dominion Res Inc Nt; 9/15/2014; 7.20%	45,442
EOP Operating LP Nt; 11/15/2007; 7.75%	42,442
Emerson Electric Deb; 5/1/2013; 4.50%	11,226
GTE California Inc Deb; 3/15/2007; 7.65%	6,907
Goldman Sachs Grp Inc; 1/15/2014; 5.15%	81,653
Merrill Lynch & Co Nt; 4/21/2008; 3.70%	25,325
Monsanto Co Sr Nt; 8/15/2012; 7.38%	39,638
Peco Energy Co 1st Mtg; 5/1/2008; 3.50%	33,487

PNC Funding Corp Sr Nt; 12/14/2010; 5.13%	63,025
Public Serv CO Of Colo; 10/1/2012; 7.88%	13,576
Wal-Mart Stores Nt; 7/1/2015; 4.50%	73,661
American Elec Pwr Nt; 5/15/2006; 6.13%	4,864
American Elec Pwr Nt; 3/15/2010; 5.38%	11,742
American General Fin Nt; 5/15/2009; 4.63%	34,261
Bellsouth Cap Funding Nt; 2/15/2010; 7.75%	12,883
Berkshire Hathaway Inc Co Gtd; 10/15/2013; 4.63%	67,787
Boeing Cap Corp Sr Nt; 3/1/2011; 6.10%	13,855
CWL 2005-17 1AF2; 12/31/2035; 5.36%	26,713
Cons Edison Co of NY Deb; 6/15/2013; 3.85%	10,658
DTE Energy Co Sr Nt; 6/1/2006; 6.45%	17,405
DTE Energy Co Sr Nt; 6/1/2011; 7.05%	12,424
DCMT 2001-3 A; 9/15/2008; 4.52%	11,266
GTE Southwest Inc Deb; 1/1/2007; 6.23%	23,895
Kraft Foods Inc Nt; 11/1/2011; 5.63%	76,584
Kraft Foods Inc Nt; 6/1/2012; 6.25%	24,315
Lehman Bros Holdings Nt; 2/1/2008; 7.00%	21,943
Lehman Bros Holdings Nt; 5/15/2006; 6.25%	14,522
Marshall & Ilsley Corp; 2/9/2007; 2.63%	45,242
Comcast (TCI) Sr; 2/15/2006; 6.88%	35,361
Union Pac Corp Nt; 2/1/2006; 6.40%	47,144
US Treasury Nt; 5/15/2008; 2.63%	92,490
US Treasury Nt; 9/15/2008; 3.13%	90,231
US Treasury Nt; 11/15/2006; 2.63%	351,258
US Treasury Nt; 11/15/2008; 3.38%	151,900
US Treasury Nt; 10/31/2006; 2.50%	15,876
US Treasury Nt; 2/15/2008; 3.38%	10,240
US Treasury Nt; 4/30/2007; 3.63%	61,092
US Treasury Nt; 5/31/2007; 3.50%	27,829
US Treasury Nt; 6/30/2007; 3.63%	248,239
VMF 2002-A A3; 3/7/2018; 5.58%	11,501
Verizon Wireless Inc Nt; 12/15/2006; 5.38%	69,198
BankAmerica Corp Sub Nt; 3/1/2009; 7.13%	24,924
Boeing Capital Corp Bd; 1/15/2013; 5.80%	36,982
Chevron Capital Corp; 9/17/2007; 3.50%	11,350
Emerson Electric Co Nt; 10/15/2008; 5.00%	58,106
European Invt Bk; 9/6/2006; 4.88%	34,983
FCCMT 2001-A A; 8/15/2008; 4.52%	5,173
FCCMT 2001-B A; 12/15/2008; 5.60%	19,613
Golden West Finl Corp Nt; 10/1/2012; 4.75%	11,378
Household Finance Corp Nt; 10/15/2011; 6.38%	39,900
Intl Lease Finance Corp; 1/13/2012; 4.75%	114,354
Republic of Italy Nt; 2/22/2011; 6.00%	33,463
Republic Of Italy Nt; 10/25/2006; 4.38%	34,604
Republic of Italy Bd; 6/15/2012; 5.63%	24,182
MBNAM 2000-E A; 10/15/2012; 7.80%	63,092
Fred Meyer Inc Nt; 3/1/2008; 7.45%	55,053
Morgan JP & Co Inc Sub Nt; 11/1/2007; 6.70%	17,884
Pepco Holdings Inc Nt; 8/15/2007; 5.50%	35,327
Pepco Holdings Inc Nt; 8/15/2012; 6.45%	24,692
SBC Communications Inc Nt; 3/15/2011; 6.25%	36,601
SBC Communications Inc Nt; 2/1/2012; 5.88%	60,355
Sprint Cap Corp Gtd Nt; 1/30/2006; 7.13%	47,316
Sprint Capital Corp Nt; 3/15/2012; 8.38%	101,802
SunTrust Banks Inc Sub Nt; 5/1/2010; 7.75%	29,267
US Treasury N/B; 9/30/2006; 2.50%	11,038
Viacom Inc Gtd Nt; 7/30/2010; 7.7%	57,370
Weyerhaeuser Co Nt; 3/15/2012; 6.75%	88,039

XTO Energy Inc Nt; 2/1/2014; 4.90%	75,457
United States Dollars	4,423
Bank One NA Illinois Nt; 3/26/2007; 5.50%	23,396
Capital One Bank Nt BKNT; 12/1/2008; 4.25%	79,373
Credit Suisse FB USA Inc; 1/15/2009; 3.88%	22,675
Inco Ltd Nt; 5/15/2012; 7.75%	129,122
JPMorgan Chase & Co Sub Nt; 10/1/2015; 5.15%	114,480
Morgan St Dean Witter Nt; 3/1/2007; 6.88%	59,774
Textron Financial Corp; 6/1/2007; 5.88%	17,493
Union Pacific Railroad; 2/23/2019; 6.70%	7,849
Aol Time Warner Inc; 5/1/2007; 6.15%	23,455
AT&T Wireless Svcs Inc Nt; 5/1/2012; 8.13%	20,108
Alcan Inc Nt; 5/15/2013; 4.50%	10,979
Associates Corp NA Sr Nt; 11/1/2008; 6.25%	23,998
COMET 2003-A4 A4; 7/15/2011; 3.65%	16,226
CCCIT 2003-A3 A3; 3/10/2010; 3.10%	166,441
Constellation Energy Nt; 4/1/2012; 7.00%	131,898
Duke Energy Corp 1st Mtg; 3/5/2008; 3.75%	22,677
General Dynamics Corp Nt; 5/15/2008; 3.00%	22,066
General Electric Capital Corp Nt; 3/3/2012; 4.38%	45,026
General Elec Cap Corp Nt; 3/4/2015; 4.88%	241,329
Goldman Sachs Group LP Nt; 6/15/2010; 4.50%	42,112
Hydro Quebec Deb; 2/1/2013; 8.00%	69,930
JP Morgan Chase & Co Sub Nt; 2/1/2011; 6.75%	25,211
Merrill Lynch & Co Inc Nt; 2/17/2009; 6.00%	48,329
National Rural Utilities Nt; 8/28/2009; 5.75%	72,781
Verizon New Jersey Inc Deb; 1/17/2012; 5.88%	59,391
Wal-Mart Stores Inc Nt; 8/10/2009; 6.88%	58,815
Wal Mart Stores Inc Nt; 8/1/2006; 5.45%	70,666
Weyerhaeuser Co. Deb; 7/1/2013; 7.25%	19,354
American General Finance Nt; 3/15/2007; 5.75%	20,006
American Intl Group Inc Nt; 5/15/2008; 2.88%	21,980
British Columbia; 10/29/2008; 5.38%	11,182
Conagra Foods Inc Nt; 9/15/2006; 6.00%	23,500
Consolidated Edison Co NY Nt; 2/1/2013; 4.88%	11,598
Federated Dept Stores; 9/1/2008; 6.63%	24,276
France Telecom Nt; 3/1/2011; 8.00%	32,787
General Mills Inc Nt; 2/15/2007; 5.13%	46,720
General Mills Inc Nt; 2/15/2012; 6.00%	23,653
Goldman Sachs Group Inc Nt; 5/15/2009; 6.65%	12,149
Goldman Sachs Group Inc Nt; 1/15/2012; 6.60%	38,003
Goldman Sachs Group Inc Nt; 7/15/2013; 4.75	56,873
Lehman Brothers Holdings Nt; 1/18/2012; 6.63%	44,539
Ontario Hydro Bd; 3/31/2013; 7.45%	6,763
Ontario Province; 10/1/2008; 5.50%	23,695
AOLTime Warner Inc Nt; 5/1/2012; 6.88%	24,677
American General Finance MTN; 10/1/2012; 5.38%	70,081
Bank of America Corp Sub Nt; 2/15/2010; 7.80%	39,005
Bank of America Corp Sub Nt; 1/15/2011; 7.40%	110,699
Bank of America Corp Sr Nt; 4/15/2012; 6.25%	12,406
Bank of America Corp Sub Nt; 10/15/2011; 7.13%	12,829
Comcast Cable Comm Nt; 1/30/2011; 6.75%	24,934
Credit Suisse FB USA Inc Nt; 11/15/2011; 6.13%	40,022
Credit Suisse Fb USA Inc Nt; 1/15/2008; 4.63%	52,460
Goldman Sachs Group Inc MTN; 10/1/2009; 7.35%	21,345
Liberty Property Lp Sr Nt; 8/1/2010; 8.50%	20,031
NiSource Finance Corp Gtd; 11/15/2010; 7.88%	25,643
Norfolk Southern Corp; 9/17/2014; 5.26%	21,417
Quebec Province Nt; 5/5/2014; 4.88%	90,344

Rockwell Automation Inc Nt; 1/15/2008; 6.15%	26,745
USX Marathon Group Nt; 3/1/2008; 6.85%	12,178
Verizon Virginia Inc Deb A; 3/15/2013; 4.63%	43,114
ABFS 2002-1 A5; 12/15/2032; 6.51%	63,083
AOL Time Warner Inc Nt; 4/15/2011; 6.75%	12,206
Anheuser Busch Cos Inc Deb; 12/1/2009; 9.00%	13,239
Atlantic Richfield Co Nt; 4/15/2009; 5.90%	17,524
FleetBoston Finl Corp Sub Nt; 12/1/2009; 7.38%	76,314
Ford Motor Credit Co Nt; 1/25/2007; 6.50%	114,178
HSBC USA Inc Sub Nt; 7/15/2009; 7.50%	26,151
Inter Amern Dev Bk Bd; 9/1/2009; 8.40%	13,154
Inter Amern Dev Bk Bd; 11/18/2008; 5.38%	35,334
Republic of Korea Bd; 4/15/2008; 8.88%	12,780
Manitoba Province; 10/1/2008; 5.50%	21,340
Progress Energy Inc Sr Nt; 3/1/2006; 6.75%	23,524
Quebec Province Deb; 1/30/2007; 7.00%	35,297
RAMC 2005-4 A2; 2/25/2036; 5.40%	14,975
Texaco Capital Inc Gtd Nt; 2/1/2007; 7.09%	23,953
Virginia Electric & Power Nt; 12/15/2010; 4.50%	33,613
Wisconsin Power & Light Deb; 6/15/2007; 7.00%	24,783
Allstate Life Glob Fd Tr Secd; 1/25/2008; 3.85%	114,353
Aramark Services Inc Nt; 6/1/2012; 5.00%	73,538
CXHE 2004-B AF6; 3/25/2034; 4.19%	8,696
CFAB 2004-1 1A6; 6/25/2015; 4.27%	6,607
DaimlerChrysler NA Hldg Nt; 1/15/2008; 4.75%	81,301
DaimlerChrysler NA Holding; 3/7/2007; 4.13%	57,381
Dayton Pwr & Lt Co 1st Mtg; 10/1/2013; 5.13%	115,625
IMCHE 1997-2 A7; 5/20/2007; 7.23%	722
IMCHE 1998-3 A8; 8/20/2029; 6.34%	1,575
PPL Electric Utilities Sr Nt; 8/15/2007; 5.88%	11,882
Procter & Gamble Co Sr Nt; 8/10/2009; 8.50%	13,247
Simon Property Group LP Nt; 11/15/2007; 6.38%	76,776
Southwestern Pub Service Nt; 11/1/2006; 5.13%	11,575
Union Pacific Corp Sr Nt; 1/15/2015; 4.88%	99,181
Virginia Elec & Pwr Co 1st Mtg; 7/1/2007; 7.63%	44,697
Comcast (AT&T Broadband); 3/15/2013; 8.38%	74,561
Archer Daniels Midland Co Deb; 4/15/2011; 8.88%	13,687
Carolina Power & Light 1st Mtg; 9/15/2013; 5.13%	23,221
CFMSI 2003-4 AF6; 10/25/2033; 4.49%	29,628
Midamerican Energy Hldgs Nt; 5/15/2008; 3.50%	22,232
RAMP 2003-RZ4 A5; 2/1/2032; 4.66%	14,756
Travelers Ppty Cas Sr Nt 144A; 3/15/2008; 3.75%	22,623
Caterpillar FIN Serv CRP Sr Nt; 6/15/2007; 4.88%	66,044
ChevronTexaco Capital Co Nt; 2/15/2008; 3.38%	45,213
Cox Communications Inc Nt; 6/1/2013; 4.63%	32,182
Cox Communications Inc Nt; 12/15/2014; 5.45%	117,790
Diageo Capital Plc MTN; 11/1/2009; 7.25%	54,918
Du Pont E I De Nemours & Co Nt; 10/15/2009; 6.88%	18,558
Financement Quebec Nts; 10/25/2012; 5.00%	11,654
GMACM 2003-HE2 A5; 4/25/2033; 4.09%	93,740
General Electric Company Nt; 2/1/2013; 5.00%	210,615
Inter-American Dev Bk Nt; 10/22/2007; 6.38%	23,890
Nova Scotia Province Nt; 2/27/2012; 5.75%	17,711
Ontario (Province Of); 7/17/2012; 5.13%	172,746
RFMS2 2004-HI3 A5; 6/25/2029; 5.48%	25,429
RASC 2004-KS2 AI6; 3/25/2034; 4.30%	8,801
Toyota Motor Credit Corp Nt; 8/1/2008; 2.88%	44,331
Waste Management Inc Sr Nt; 8/1/2010; 7.38%	51,331
Federated Dept Stores Sr Nt; 4/1/2011; 6.63%	24,733

Pacific Gas & Electric 1st Mtg; 3/1/2014; 4.80%	38,621
/Pepsi Bottling Hldgs Nt 144A; 2/17/2009; 5.63%	14,729
Pyramid Short Term Inv Fd; 3.13%	879,879
RASC 2003-KS10 AI6; 12/25/2033; 4.54%	18,011
Saskatchewan Prov Deb; 2/1/2013; 8.00%	24,595
Tyco Intl Grp SA Nt; 2/15/2011; 6.75%	111,147
BAESystems Hldgs Inc Nt 144A; 12/15/2011; 6.40%	73,138
British Telecom PLC Nt; 12/15/2010; 8.38%	26,194
Chancellor Media Corp Sr Nt; 11/1/2008; 8.00%	89,501
DaimlerChrysler NA Hldg Gtd Nt; 6/4/2008; 4.05%	83,991
Korea Development Bank Bd; 9/16/2010; 4.63%	87,205
United States Treasury Nt; 3/31/2007; 3.75%	5,166
United States Treasury Nt; 8/15/2015; 4.25%	248,192
United States Treasury Nt; 9/30/2007; 4.00%	43,145
United States Treasury Nt; 10/15/2010; 4.25%	97,855
United States Treasury Nt; 10/31/2007; 4.25%	143,972
United States Treasury Nt; 11/15/2008; 4.38%	103,838
United States Treasury Nt; 12/15/2010; 4.38%	172,545
Vodafone Airtouch PLC Nt; 2/15/2010; 7.75%	36,109
American Home Products Wyeth Nt; 3/15/2011; 6.95%	110,300
Burlington North Santa Fe Nt; 7/15/2011; 6.75%	12,729
Inter-American Devel Bk Deb; 3/15/2011; 8.50%	13,633
Rio Tinto FIN USA Ltd Nt; 9/30/2008; 2.63%	21,757
Unilever Capital Corp Gtd; 11/1/2010; 7.13%	12,623
BHP Billiton Finance BV Nt; 4/15/2013; 4.80%	45,702
European Investment Bank Nts; 3/1/2007; 4.63%	104,772
Export Developmnt Canada; 8/1/2007; 4.00%	11,553
Koninklijke Kpn NV Sr Nt; 10/1/2010; 8.00%	76,944
Westfield Cap Corp Nt 144A; 11/15/2010; 4.38%	60,679
British Sky Broadcasting; 10/15/2006; 7.30%	23,660
Deutsche Telekom Int FIN Nt; 7/22/2008; 3.88%	11,397
United Mexican States Bd; 3/12/2008; 8.63%	63,166
Telefonos de Mexico SA Nt; 1/27/2015; 5.50%	111,195
United Mexican States Nt; 1/14/2011; 8.38%	40,557
BHP Billiton Finance USA Ltd; 12/15/2015; 5.25%	54,839
ABN AMRO Bk NV Chicago Sub Nt; 6/28/2006; 7.55%	23,271
American Movil SA de CV Gtd; 3/1/2014; 5.50%	34,608
Deutsche Telekom Intl Fin Gtd; 6/15/2010; 8.00%	26,085
Landesbank Baden-Wurtte MTN; 4/1/2012; 6.35%	31,734
Telecom Italia Capital Gtd; 11/15/2013; 5.25%	84,975
United States Treasury Note/Bond; 12/31/2006; 3.00%	633,074
United States Treasury Note/Bond; 11/15/2015; 4.50%	127,918
National Westminster Bk Sub Nt; 10/1/2009; 7.38%	21,525
Banco Nacional Com EXT Nt 144A; 1/21/2009; 3.88%	56,033
Pemex Project Fdg Master Tr Nt; 10/13/2010; 9.13%	46,992
US Treas Inflation Indexed Security (TIPS); 1/15/2009; 3.88%	18,914

$34,128,249

Deutsche Asset Management/IXIS Financial Product 1908-01	$727,973
FNMA Nt; 5/15/2007; 3.88%	21,379
FHLMC Nt; 8/17/2007; 4.00%	183,766
FHLMC Deb; 6/27/2006; 7.18%	3,306
FNMA Bond; 2/2/2006; 5.88%	9,976
CCMSC 1998-1 A2; 5/18/2030; 6.56%	11,799
CMAC 1998-C1 A2; 7/15/2031; 6.49%	26,166
CMAC 1998-C2 A2; 9/15/2030; 6.03%	23,788
CMAC 1999-C1 A2; 6/15/2031; 7.03%	42,491
CMAT 1999-C2 A2; 11/17/2032; 7.55%	14,844

CMAT 1999-C2 A3; 11/17/2032; 7.74%	29,143
CSFB 1997-C2 A2; 1/17/2035; 6.52%	308
CSFB 1997-C2 A3; 1/17/2035; 6.55%	47,055
CSFB 2000-C1 A2; 4/15/2062; 7.55%	28,650
CSFB 2004-C1 A4; 1/15/2037; 4.75%	128,515
CSFB 2004-C4 A6; 10/15/2039; 4.69%	44,514
CSFB 2004-C2 A1; 5/15/2036; 3.82%	37,616
CSFB 2005-C3 A4; 7/15/2037; 4.69%	68,755
FULB 1997-C2 A3; 11/18/2029; 6.65%	28,213
GECMC 2001-1 A2; 5/15/2033; 6.53%	44,024
GSMS 1999-C1 A2; 11/18/2030; 6.11%	35,774
JPMC 1997-C5 A3; 9/15/2029; 7.09%	12,913
MSC 2005-IQ9 X2; 7/15/2056; 1.20%	28,288
MSC 2005-T19 X2; 6/12/2047; 0.59%	18,892
MSC 1998-WF1 A2; 3/15/2030; 6.55%	2,494
MSC 1998-WF2 A2; 7/15/2030; 6.54%	25,479
MSC 2003-IQ6 A4; 12/15/2041; 4.97%	7,697
MSC 2005-T17 A3; 12/13/2041; 4.28%	12,641
SBM7 2000-C2 A2; 7/18/2033; 7.46%	42,109
CASC 1998-D7 A1B; 10/15/2030; 6.26%	42,594
CSFB 2005-C3 ASP; 7/15/2037; 0.85%	34,617
DMARC 1998-C1 A2; 6/15/2031; 6.54%	20,341
Freddie Mac Nt; 12/19/2008; 4.63%	343,088
FUCMT 1999-C1 A2; 10/15/2035; 6.07%	40,605
FULBA 1998-C2 A2; 11/18/2035; 6.56%	52,489
FUNBC 2000-C1 A2; 5/1/2032; 7.84%	29,077
FUNBC 1999-C4 A2; 11/15/2009; 7.39%	49,508
GMACC 1998-C2 A2; 5/15/2035; 6.42%	55,039
GMACC 1999-C1 A2; 5/15/2033; 6.18%	24,760
GMACC 1999-C2 A2; 9/15/2033; 6.95%	27,921
GMACC 2001-C1 A2; 4/15/2034; 6.47%	29,273
GSMS 2004-GG2 A5; 8/1/2038; 5.28%	12,169
GSMS 2004-GG2 A6; 8/1/2038; 5.40%	113,138
JPMCC 2004-C1 A2; 1/15/2038; 4.30%	24,292
JPMCC 2004-C1 A3; 1/15/2038; 4.72%	45,747
LBUBS 2005-C2 A5; 4/15/2030; 5.15%	51,611
LBUBS 2000-C3 A2; 1/15/2010; 7.95%	50,569
LBUBS 2001-C2 A2; 11/15/2027; 6.65%	55,248
LBUBS 2004-C6 A5; 8/15/2029; 4.83%	86,243
LBUBS 2002-C7 A4; 12/15/2031; 4.96%	45,568
LBUBS 2004-C8 A4; 12/15/2029; 4.51%	96,904
LBUBS 2004-C2 A3; 3/1/2029; 3.97%	63,551
LBUBS 2004-C2 A4; 3/15/2036; 4.37%	44,592
MSC 2005-T19 A4A; 6/12/2047; 4.89%	64,234
NASC 1998-D6 A1C; 3/15/2030; 6.69%	8,692
PNCMA 2000-C1 A2; 2/15/2010; 7.61%	28,519
PSSF 1998-C1 A1B; 7/15/2008; 6.51%	33,117
BSCMS 2004-T14 A4; 1/12/2041; 5.20%	53,776
BSCMS 2000-WF2 A2; 10/15/2032; 7.32%	51,907
BSCMS 2003-T10 X2; 3/13/2040; 1.43%	15,854
BSCMS 2003-T12 A4; 8/13/2039; 4.68%	15,098
CDCMT 2002-FX1 A2; 11/15/2030; 5.68%	45,132
CSFB 2004- C4 ASP; 10/15/2039; 1.39%	26,349
FHLMC Global Nt; 3/15/2009; 5.75%	23,955
GSMS 1998-GLII A2; 4/13/2031; 6.56%	18,970
GSMS 2005-GG4 A4A; 7/10/2039; 4.75%	139,409
GCCFC 2004-GG1 A7; 6/10/2036; 5.32%	72,012
GCCFC 2005-GG3 A2; 8/10/2042; 4.31%	105,949
GCCFC 2005-GG3 A4; 8/10/2042; 4.80%	26,542

GCCFC 2005-GG5 A2; 4/10/2037; 5.12%	101,410
HFCMC 1999-PH1 A2; 5/15/2031; 6.85%	43,074
JPMCC 2004-CB9 A3; 6/12/2041; 5.33%	62,352
JPMCC 2004-LN2 A2; 7/15/2041; 5.12%	44,721
JPMCC 2004-CBX A6; 1/12/2037; 4.90%	46,518
LBUBS 2005-C2 XCP; 4/15/2040; 0.35%	66,613
LBUBS 2004-C6 XCP; 8/15/2036; 0.91%	12,071
LBUBS 2004-C7 XCP; 10/15/2036; 0.83%	28,584
LBUBS 2003-C7 XCP; 7/15/2037; 0.62%	16,733
WBCMT 2004-C15 A4; 10/15/2041; 4.80%	29,107
BSCMS 2002-TOP8 A2; 8/15/2038; 4.83%	55,437
BSCMS 2004-PWR5 X2; 7/11/2042; 1.06%	15,244
BSCMS 2004-PWR6 A3; 11/11/2041; 4.36%	21,126
DLJCM 1998-CG1 A1B; 6/10/2031; 6.41%	10,022
DLJCM 1998-CF2 A1B; 11/12/2031; 6.24%	29,644
DLJCM 1999-CG2 A1B; 6/10/2009; 7.30%	42,448
JPMCC 2004-CB89 A1; 6/12/2041; 3.48%	35,830
JPMCC 2005-LDP1 A2; 3/15/2046; 4.63%	50,918
JPMCC 2005-LDP1 A4; 3/15/2046; 5.04%	45,467
MLMT 2005-CKI1 ASB; 11/12/2037; 5.25%	67,317
MSDWC 2001-TOP3 A4; 7/15/2033; 6.39%	84,889
MSDWC 2001-TOP5 A4; 10/15/2035; 6.39%	44,100
MSDWC 2002-TOP7 A2; 1/15/2039; 5.98%	29,094
MSDWC 2003-TOP9 A2; 11/13/2036; 4.74%	39,355
PNCMA 1999-CM1 A1B; 12/10/2032; 7.33%	139,656
SLM Corp Nt; 3/17/2008; 3.63%	33,837
WBCMT 2005-C17 APB; 3/15/2042; 5.04%	77,348
BSCMS 2005-PJW10 AJ; 12/11/2040; 5.46%	86,271
JPMCC 2005-LDP3 A4A; 8/15/2042; 4.94%	146,372
Keycorp Nts; 5/21/2009; 4.70%	11,464
Wyeth Nt; 3/15/2013; 5.50%	44,213
Pyramid MBS Fund	13,349,888
Tribune Co; 8/15/2010; 4.88%	102,367
HART 2004-A D; 8/15/2011; 4.10%	5,166
IBM Corp Nt; 2/1/2009; 5.38%	30,127
Keyspan Corp Nt; 4/1/2013; 4.65%	11,307
US Bancorp Nt; 3/15/2008; 3.13%	44,639
Bank One Corp Nt; 8/1/2010; 7.88%	13,084
CDCMT 2002-FX1 XCP 144A; 5/15/2035; 2.01%	9,694
CIT Group Inc Nt; 4/1/2009; 3.38%	44,943
CIT Group Inc Nt; 11/3/2009; 4.13%	22,227
DESF 2001-1 A4; 3/1/2013; 6.19%	61,215
Tenn Valley Authority; 8/1/2013; 4.75%	19,278
VMF 2000-D A4; 7/7/2027; 7.72%	6,493
Bellsouth Corp Nt; 10/15/2011; 6.00%	12,045
Bellsouth Corp Nt; 10/15/2006; 5.00%	23,167
ETRVM 2004-1 A3; 10/8/2018; 3.62%	16,705
JP Morgan Chase; 3/15/2009; 3.50%	66,560
Kohls Corp Nt; 3/1/2011; 6.30%	12,293
MBNAM 1999-J A; 2/15/2012; 7.00%	166,423
PEGTF 2001-1 A7; 6/15/2016; 6.75%	1,285
Verizon Inc Nt; 4/1/2012; 6.88%	64,894
Abbott Labs Nt; 12/1/2006; 6.40%	17,487
Citigroup Inc Nt; 9/15/2014; 5.00%	92,992
Morgan JP & Co MTN; 1/15/2009; 6.00%	12,068
Praxair Inc Nt; 4/1/2012; 6.38%	12,422
Praxair Inc Nt; 6/1/2013; 3.95%	21,503
Target Corp Nt; 3/1/2008; 3.38%	56,253
Amgen Inc Sr Nt; 11/18/2014; 4.85%	75,909

Boston Edison Co Nt; 4/15/2014; 4.88%	18,750
Citigroup Inc Nt; 1/18/2011; 6.50%	62,670
Citigroup Inc Nt; 2/1/2008; 3.50%	33,935
Citigroup Inc Nt; 5/5/2014; 5.13%	38,661
Eli Lilly & Co; 3/15/2008; 2.90%	11,084
Metlife Inc Sr Uscd; 6/15/2015; 5.00%	44,416
Morgan Stanley Nt; 4/1/2012; 6.60%	24,986
Morgan Stanley Nt; 3/1/2013; 5.30%	17,509
Morgan Stanley Nt; 4/1/2008; 3.63%	22,512
Morgan Stanley Nt; 1/15/2009; 3.88%	11,315
Southwestern Bell Tel Co Nt; 11/15/2007; 6.38%	11,806
Allstate Corp Sr Nt; 12/1/2009; 7.20%	14,254
Amoco Corp Deb; 8/1/2007; 6.50%	18,063
BB&T Corporation Nt; 12/23/2015; 5.20%	22,976
Bank One Corp Sub Nt; 11/15/2011; 5.90%	23,982
Comcast Corp; 1/15/2010; 5.85%	59,852
Fedex Corp Nt; 2/15/2011; 7.25%	64,144
Fedex Corp Nt; 4/1/2009; 3.50%	49,772
HSBC Finance Corp Nt; 4/15/2015; 5.2%	28,675
Keyspan Gas East Nt; 2/1/2010; 7.88%	13,018
Monsanto Co Nt; 5/15/2008; 4.00%	11,260
PSEG Power Sr Nt; 4/15/2011; 7.75%	12,861
Wachovia Corp Sub Nt; 8/4/2008; 6.25%	72,534
Asian Dev Bk; 2/5/2007; 4.88%	35,085
CIT Group Holdings Nt; 4/2/2012; 7.75%	46,207
Caterpillar Inc Nt; 5/1/2011; 6.55%	14,348
Household Fin Corp Nt; 7/15/2006; 7.20%	35,889
Household Fin Corp Nt; 1/30/2007; 5.75%	29,544
Household Fin Corp Nt; 5/15/2012; 7.00%	37,873
Household Fin Corp Nt; 11/27/2012; 6.38%	30,581
Kellogg Co Nt; 4/1/2011; 6.60%	12,444
Kellogg Co Nt; 6/1/2008; 2.88%	10,934
McDonalds Corp MTN; 8/1/2007; 6.50%	24,070
Morgan Stanley Sub Nt; 4/1/2014; 4.75%	138,433
National City Corp Nt; 4/1/2008; 3.20%	27,834
Raytheon Co Nt; 8/15/2007; 6.75%	24,579
Raytheon Co Nt; 11/1/2008; 6.15%	24,895
Wachovia Bank NA Bd; 2/1/2015; 4.88%	113,992
Wells Fargo Company; 9/1/2012; 5.13%	23,426
Aegon NV Nt; 6/1/2013; 4.75%	22,404
Bank of New York Sr Nt; 12/1/2009; 7.30%	13,738
Bear Stearns Co Inc Nt; 8/15/2007; 7.80%	12,294
Bear Stearns Co Inc Nt; 3/30/2006; 3.00%	45,958
Bear Stearns Co Inc Nt; 3/25/2009; 3.25%	109,569
Campbell Soup Co Nt; 10/15/2006; 6.90%	11,757
Citigroup Inc Sr Nt; 2/9/2009; 3.63%	27,961
Morgan Stanley Unsub; 4/15/2006; 6.10%	23,270
PSI Energy Inc Deb; 10/15/2007; 7.85%	12,162
Safeway Inc Nt; 3/1/2006; 6.15%	17,529
Safeway Inc Nt; 8/15/2012; 5.80%	11,756
Safeway Inc Nt; 8/16/2010; 4.95%	39,251
CFAB 1999-4 IA6; 9/25/2011; 7.41%	8,777
CNF 2001-1 A4; 7/1/2032; 6.21%	22,722
Dominion Res Inc Nt; 9/15/2014; 7.20%	45,360
EOP Operating LP Nt; 11/15/2007; 7.75%	42,366
Emerson Electric Deb; 5/1/2013; 4.50%	11,205
GTE California Inc Deb; 3/15/2007; 7.65%	6,894
Goldman Sachs Grp Inc; 1/15/2014; 5.15%	81,506
Merrill Lynch & Co Nt; 4/21/2008; 3.70%	25,279

Monsanto Co Sr Nt; 8/15/2012; 7.38%	39,567
Peco Energy Co 1st Mtg; 5/1/2008; 3.50%	33,426
PNC Funding Corp Sr Nt; 12/14/2010; 5.13%	62,911
Public Serv CO Of Colo; 10/1/2012; 7.88%	13,552
Wal-Mart Stores Nt; 7/1/2015; 4.50%	73,528
American Elec Pwr Nt; 5/15/2006; 6.13%	4,856
American Elec Pwr Nt; 3/15/2010; 5.38%	11,721
American General Fin Nt; 5/15/2009; 4.63%	34,200
Bellsouth Cap Funding Nt; 2/15/2010; 7.75%	12,860
Berkshire Hathaway Inc Co Gtd; 10/15/2013; 4.63%	67,665
Boeing Cap Corp Sr Nt; 3/1/2011; 6.10%	13,831
CWL 2005-17 1AF2; 12/31/2035; 5.36%	26,665
Cons Edison Co of NY Deb; 6/15/2013; 3.85%	10,639
DTE Energy Co Sr Nt; 6/1/2006; 6.45%	17,373
DTE Energy Co Sr Nt; 6/1/2011; 7.05%	12,402
DCMT 2001-3 A; 9/15/2008; 4.52%	11,246
GTE Southwest Inc Deb; 1/1/2007; 6.23%	23,852
Kraft Foods Inc Nt; 11/1/2011; 5.63%	76,447
Kraft Foods Inc Nt; 6/1/2012; 6.25%	24,272
Lehman Bros Holdings Nt; 2/1/2008; 7.00%	21,904
Lehman Bros Holdings Nt; 5/15/2006; 6.25%	14,496
Marshall & Ilsley Corp; 2/9/2007; 2.63%	45,161
Comcast (TCI) Sr; 2/15/2006; 6.88%	35,298
Union Pac Corp Nt; 2/1/2006; 6.40%	47,059
US Treasury Nt; 5/15/2008; 2.63%	92,324
US Treasury Nt; 9/15/2008; 3.13%	90,069
US Treasury Nt; 11/15/2006; 2.63%	350,627
US Treasury Nt; 11/15/2008; 3.38%	151,627
US Treasury Nt; 10/31/2006; 2.50%	15,847
US Treasury Nt; 2/15/2008; 3.38%	10,222
US Treasury Nt; 4/30/2007; 3.63%	60,982
US Treasury Nt; 5/31/2007; 3.50%	27,779
US Treasury Nt; 6/30/2007; 3.63%	247,793
VMF 2002-A A3; 3/7/2018; 5.58%	11,480
Verizon Wireless Inc Nt; 12/15/2006; 5.38%	69,074
BankAmerica Corp Sub Nt; 3/1/2009; 7.13%	24,879
Boeing Capital Corp Bd; 1/15/2013; 5.80%	36,915
Chevron Capital Corp; 9/17/2007; 3.50%	11,330
Emerson Electric Co Nt; 10/15/2008; 5.00%	58,002
European Invt Bk; 9/6/2006; 4.88%	34,920
FCCMT 2001-A A; 8/15/2008; 4.52%	5,163
FCCMT 2001-B A; 12/15/2008; 5.60%	19,578
Golden West Finl Corp Nt; 10/1/2012; 4.75%	11,357
Household Finance Corp Nt; 10/15/2011; 6.38%	39,828
Intl Lease Finance Corp; 1/13/2012; 4.75%	114,148
Republic of Italy Nt; 2/22/2011; 6.00%	33,403
Republic Of Italy Nt; 10/25/2006; 4.38%	34,541
Republic of Italy Bd; 6/15/2012; 5.63%	24,139
MBNAM 2000-E A; 10/15/2012; 7.80%	62,979
Fred Meyer Inc Nt; 3/1/2008; 7.45%	54,954
Morgan JP & Co Inc Sub Nt; 11/1/2007; 6.70%	17,851
Pepco Holdings Inc Nt; 8/15/2007; 5.50%	35,263
Pepco Holdings Inc Nt; 8/15/2012; 6.45%	24,648
SBC Communications Inc Nt; 3/15/2011; 6.25%	36,535
SBC Communications Inc Nt; 2/1/2012; 5.88%	60,247
Sprint Cap Corp Gtd Nt; 1/30/2006; 7.13%	47,231
Sprint Capital Corp Nt; 3/15/2012; 8.38%	101,619
SunTrust Banks Inc Sub Nt; 5/1/2010; 7.75%	29,214
US Treasury N/B; 9/30/2006; 2.50%	11,018

Viacom Inc Gtd Nt; 7/30/2010; 7.7%	57,267
Weyerhaeuser Co Nt; 3/15/2012; 6.75%	87,880
XTO Energy Inc Nt; 2/1/2014; 4.90%	75,321
United States Dollars	4,415
Bank One NA Illinois Nt; 3/26/2007; 5.50%	23,354
Capital One Bank Nt BKNT; 12/1/2008; 4.25%	79,230
Credit Suisse FB USA Inc; 1/15/2009; 3.88%	22,634
Inco Ltd Nt; 5/15/2012; 7.75%	128,889
JPMorgan Chase & Co Sub Nt; 10/1/2015; 5.15%	114,274
Morgan St Dean Witter Nt; 3/1/2007; 6.88%	59,666
Textron Financial Corp; 6/1/2007; 5.88%	17,462
Union Pacific Railroad; 2/23/2019; 6.70%	7,835
Aol Time Warner Inc; 5/1/2007; 6.15%	23,413
AT&T Wireless Svcs Inc Nt; 5/1/2012; 8.13%	20,072
Alcan Inc Nt; 5/15/2013; 4.50%	10,959
Associates Corp NA Sr Nt; 11/1/2008; 6.25%	23,954
COMET 2003-A4 A4; 7/15/2011; 3.65%	16,197
CCCIT 2003-A3 A3; 3/10/2010; 3.10%	166,142
Constellation Energy Nt; 4/1/2012; 7.00%	131,661
Duke Energy Corp 1st Mtg; 3/5/2008; 3.75%	22,636
General Dynamics Corp Nt; 5/15/2008; 3.00%	22,026
General Electric Capital Corp Nt; 3/3/2012; 4.38%	44,945
General Elec Cap Corp Nt; 3/4/2015; 4.88%	240,896
Goldman Sachs Group LP Nt; 6/15/2010; 4.50%	42,036
Hydro Quebec Deb; 2/1/2013; 8.00%	69,804
JP Morgan Chase & Co Sub Nt; 2/1/2011; 6.75%	25,166
Merrill Lynch & Co Inc Nt; 2/17/2009; 6.00%	48,242
National Rural Utilities Nt; 8/28/2009; 5.75%	72,650
Verizon New Jersey Inc Deb; 1/17/2012; 5.88%	59,284
Wal-Mart Stores Inc Nt; 8/10/2009; 6.88%	58,709
Wal Mart Stores Inc Nt; 8/1/2006; 5.45%	70,539
Weyerhaeuser Co. Deb; 7/1/2013; 7.25%	19,320
American General Finance Nt; 3/15/2007; 5.75%	19,970
American Intl Group Inc Nt; 5/15/2008; 2.88%	21,940
British Columbia; 10/29/2008; 5.38%	11,161
Conagra Foods Inc Nt; 9/15/2006; 6.00%	23,458
Consolidated Edison Co NY Nt; 2/1/2013; 4.88%	11,578
Federated Dept Stores; 9/1/2008; 6.63%	24,233
France Telecom Nt; 3/1/2011; 8.00%	32,728
General Mills Inc Nt; 2/15/2007; 5.13%	46,636
General Mills Inc Nt; 2/15/2012; 6.00%	23,610
Goldman Sachs Group Inc Nt; 5/15/2009; 6.65%	12,127
Goldman Sachs Group Inc Nt; 1/15/2012; 6.60%	37,935
Goldman Sachs Group Inc Nt; 7/15/2013; 4.75	56,771
Lehman Brothers Holdings Nt; 1/18/2012; 6.63%	44,459
Ontario Hydro Bd; 3/31/2013; 7.45%	6,750
Ontario Province; 10/1/2008; 5.50%	23,653
AOLTime Warner Inc Nt; 5/1/2012; 6.88%	24,633
American General Finance MTN; 10/1/2012; 5.38%	69,955
Bank of America Corp Sub Nt; 2/15/2010; 7.80%	38,935
Bank of America Corp Sub Nt; 1/15/2011; 7.40%	110,500
Bank of America Corp Sr Nt; 4/15/2012; 6.25%	12,384
Bank of America Corp Sub Nt; 10/15/2011; 7.13%	12,806
Comcast Cable Comm Nt; 1/30/2011; 6.75%	24,889
Credit Suisse FB USA Inc Nt; 11/15/2011; 6.13%	39,951
Credit Suisse Fb USA Inc Nt; 1/15/2008; 4.63%	52,365
Goldman Sachs Group Inc MTN; 10/1/2009; 7.35%	21,307
Liberty Property Lp Sr Nt; 8/1/2010; 8.50%	19,995
NiSource Finance Corp Gtd; 11/15/2010; 7.88%	25,597

Norfolk Southern Corp; 9/17/2014; 5.26%	21,378
Quebec Province Nt; 5/5/2014; 4.88%	90,182
Rockwell Automation Inc Nt; 1/15/2008; 6.15%	26,696
USX Marathon Group Nt; 3/1/2008; 6.85%	12,156
Verizon Virginia Inc Deb A; 3/15/2013; 4.63%	43,037
ABFS 2002-1 A5; 12/15/2032; 6.51%	62,969
AOL Time Warner Inc Nt; 4/15/2011; 6.75%	12,184
Anheuser Busch Cos Inc Deb; 12/1/2009; 9.00%	13,215
Atlantic Richfield Co Nt; 4/15/2009; 5.90%	17,493
FleetBoston Finl Corp Sub Nt; 12/1/2009; 7.38%	76,177
Ford Motor Credit Co Nt; 1/25/2007; 6.50%	113,973
HSBC USA Inc Sub Nt; 7/15/2009; 7.50%	26,104
Inter Amern Dev Bk Bd; 9/1/2009; 8.40%	13,131
Inter Amern Dev Bk Bd; 11/18/2008; 5.38%	35,271
Republic of Korea Bd; 4/15/2008; 8.88%	12,757
Manitoba Province; 10/1/2008; 5.50%	21,302
Progress Energy Inc Sr Nt; 3/1/2006; 6.75%	23,482
Quebec Province Deb; 1/30/2007; 7.00%	35,233
RAMC 2005-4 A2; 2/25/2036; 5.40%	14,948
Texaco Capital Inc Gtd Nt; 2/1/2007; 7.09%	23,910
Virginia Electric & Power Nt; 12/15/2010; 4.50%	33,553
Wisconsin Power & Light Deb; 6/15/2007; 7.00%	24,738
Allstate Life Glob Fd Tr Secd; 1/25/2008; 3.85%	114,148
Aramark Services Inc Nt; 6/1/2012; 5.00%	73,405
CXHE 2004-B AF6; 3/25/2034; 4.19%	8,680
CFAB 2004-1 1A6; 6/25/2015; 4.27%	6,595
DaimlerChrysler NA Hldg Nt; 1/15/2008; 4.75%	81,155
DaimlerChrysler NA Holding; 3/7/2007; 4.13%	57,278
Dayton Pwr & Lt Co 1st Mtg; 10/1/2013; 5.13%	115,417
IMCHE 1997-2 A7; 5/20/2007; 7.23%	720
IMCHE 1998-3 A8; 8/20/2029; 6.34%	1,572
PPL Electric Utilities Sr Nt; 8/15/2007; 5.88%	11,861
Procter & Gamble Co Sr Nt; 8/10/2009; 8.50%	13,224
Simon Property Group LP Nt; 11/15/2007; 6.38%	76,638
Southwestern Pub Service Nt; 11/1/2006; 5.13%	11,555
Union Pacific Corp Sr Nt; 1/15/2015; 4.88%	99,003
Virginia Elec & Pwr Co 1st Mtg; 7/1/2007; 7.63%	44,616
Comcast (AT&T Broadband); 3/15/2013; 8.38%	74,427
Archer Daniels Midland Co Deb; 4/15/2011; 8.88%	13,663
Carolina Power & Light 1st Mtg; 9/15/2013; 5.13%	23,179
CFMSI 2003-4 AF6; 10/25/2033; 4.49%	29,575
Midamerican Energy Hldgs Nt; 5/15/2008; 3.50%	22,192
RAMP 2003-RZ4 A5; 2/1/2032; 4.66%	14,729
Travelers Ppty Cas Sr Nt 144A; 3/15/2008; 3.75%	22,582
Caterpillar FIN Serv CRP Sr Nt; 6/15/2007; 4.88%	65,925
ChevronTexaco Capital Co Nt; 2/15/2008; 3.38%	45,131
Cox Communications Inc Nt; 6/1/2013; 4.63%	32,124
Cox Communications Inc Nt; 12/15/2014; 5.45%	117,579
Diageo Capital Plc MTN; 11/1/2009; 7.25%	54,819
Du Pont E I De Nemours & Co Nt; 10/15/2009; 6.88%	18,525
Financement Quebec Nts; 10/25/2012; 5.00%	11,633
GMACM 2003-HE2 A5; 4/25/2033; 4.09%	93,571
General Electric Company Nt; 2/1/2013; 5.00%	210,236
Inter-American Dev Bk Nt; 10/22/2007; 6.38%	23,847
Nova Scotia Province Nt; 2/27/2012; 5.75%	17,679
Ontario (Province Of); 7/17/2012; 5.13%	172,435
RFMS2 2004-HI3 A5; 6/25/2029; 5.48%	25,383
RASC 2004-KS2 AI6; 3/25/2034; 4.30%	8,785
Toyota Motor Credit Corp Nt; 8/1/2008; 2.88%	44,251

Waste Management Inc Sr Nt; 8/1/2010; 7.38%	51,239
Federated Dept Stores Sr Nt; 4/1/2011; 6.63%	24,689
Pacific Gas & Electric 1st Mtg; 3/1/2014; 4.80%	38,552
/Pepsi Bottling Hldgs Nt 144A; 2/17/2009; 5.63%	14,703
Pyramid Short Term Inv Fd; 3.13%	878,297
RASC 2003-KS10 AI6; 12/25/2033; 4.54%	17,978
Saskatchewan Prov Deb; 2/1/2013; 8.00%	24,550
Tyco Intl Grp SA Nt; 2/15/2011; 6.75%	110,947
BAESystems Hldgs Inc Nt 144A; 12/15/2011; 6.40%	73,007
British Telecom PLC Nt; 12/15/2010; 8.38%	26,147
Chancellor Media Corp Sr Nt; 11/1/2008; 8.00%	89,340
DaimlerChrysler NA Hldg Gtd Nt; 6/4/2008; 4.05%	83,840
Korea Development Bank Bd; 9/16/2010; 4.63%	87,049
United States Treasury Nt; 3/31/2007; 3.75%	5,157
United States Treasury Nt; 8/15/2015; 4.25%	247,746
United States Treasury Nt; 9/30/2007; 4.00%	43,068
United States Treasury Nt; 10/15/2010; 4.25%	97,679
United States Treasury Nt; 10/31/2007; 4.25%	143,713
United States Treasury Nt; 11/15/2008; 4.38%	103,652
United States Treasury Nt; 12/15/2010; 4.38%	172,235
Vodafone Airtouch PLC Nt; 2/15/2010; 7.75%	36,044
American Home Products Wyeth Nt; 3/15/2011; 6.95%	110,102
Burlington North Santa Fe Nt; 7/15/2011; 6.75%	12,706
Inter-American Devel Bk Deb; 3/15/2011; 8.50%	13,608
Rio Tinto FIN USA Ltd Nt; 9/30/2008; 2.63%	21,717
Unilever Capital Corp Gtd; 11/1/2010; 7.13%	12,600
BHP Billiton Finance BV Nt; 4/15/2013; 4.80%	45,620
European Investment Bank Nts; 3/1/2007; 4.63%	104,584
Export Developmnt Canada; 8/1/2007; 4.00%	11,533
Koninklijke Kpn NV Sr Nt; 10/1/2010; 8.00%	76,805
Westfield Cap Corp Nt 144A; 11/15/2010; 4.38%	60,570
British Sky Broadcasting; 10/15/2006; 7.30%	23,618
Deutsche Telekom Int FIN Nt; 7/22/2008; 3.88%	11,377
United Mexican States Bd; 3/12/2008; 8.63%	63,052
Telefonos de Mexico SA Nt; 1/27/2015; 5.50%	110,996
United Mexican States Nt; 1/14/2011; 8.38%	40,484
BHP Billiton Finance USA Ltd; 12/15/2015; 5.25%	54,740
ABN AMRO Bk NV Chicago Sub Nt; 6/28/2006; 7.55%	23,230
American Movil SA de CV Gtd; 3/1/2014; 5.50%	34,546
Deutsche Telekom Intl Fin Gtd; 6/15/2010; 8.00%	26,039
Landesbank Baden-Wurtte MTN; 4/1/2012; 6.35%	31,677
Telecom Italia Capital Gtd; 11/15/2013; 5.25%	84,822
United States Treasury Note/Bond; 12/31/2006; 3.00%	631,936
United States Treasury Note/Bond; 11/15/2015; 4.50%	127,688
National Westminster Bk Sub Nt; 10/1/2009; 7.38%	21,486
Banco Nacional Com EXT Nt 144A; 1/21/2009; 3.88%	55,933
Pemex Project Fdg Master Tr Nt; 10/13/2010; 9.13%	46,907
US Treas Inflation Indexed Security (TIPS); 1/15/2009; 3.88%	18,893

$34,090,271

Total Synthetic Guaranteed Investment Contracts	$109,320,402

Total Investments	$1,192,816,912

*	Indicates party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FREESCALE SEMICONDUCTOR, INC. 401(k) PROFIT SHARING PLAN

/s /DAVE HOLODY
By:	Dave Holody
Title:	Authorized Signatory of the Profit Sharing Committee

/s/ MATT MCCOY
By:	Matt McCoy
Title:	Authorized Signatory of the Profit Sharing Committee

Date: June 29, 2006

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm